

CARRINGTON LABORATORIES INC

PROCESSED
APR 16 2003
THOMSON FINANCIAL

PROXY STATEMENT AND 2002 ANNUAL REPORT TO SHAREHOLDERS

1-10862



RECD S.E.C.
APR 15 2003
1086



03056008



April, 2003

AR/S
12-31-02

Dear Fellow Shareholders:

For 2002 the Company recorded an increase in total revenues primarily as a result of significant growth in raw material sales, increased international sales and increased volume with existing customers in its specialty manufacturing operations. To augment our growing specialty manufacturing operation we completed an acquisition at year's end, which expands the customer base, increases the sales opportunities and provides significantly increased production volume. The year also saw the initiation of operations for our DelSite Biotechnologies, Inc. subsidiary and significant progress toward developing the technology for licensing. We also made significant improvements to our manufacturing operations in Texas and Costa Rica during the year. Many of these items directly impacted profitability in 2002, but all were implemented with future growth in mind.

Financial Results

The Company's total revenues increased 2.5% in 2002, totaling $18.0 million as compared to $17.6 million in 2001, as the result of revenue growth in our Caraloe, Inc. consumer products subsidiary. Caraloe sales of Manapol® powder in 2002 were $6.5 million, an increase of 21.0% over 2001 sales of $5.4 million. Caraloe revenues from specialty manufacturing services, including formulation research, product development and manufacturing, totaled $2.6 million in 2002 versus $1.1 million in 2001, an increase of 129%. Revenues from the Company's Medical Services division, including royalties received pursuant to the licensing and distribution arrangement for the Company's wound care products, totaled $8.4 million in 2002 as compared to $10.4 million in 2001. Strong initial stocking orders at the beginning of the distribution agreement in 2001 account for a portion of the year to year difference, with much of the remainder due to increasing competitive pressure from low-cost, commodity-type products.

During the year, the Company spent approximately $1.0 million on operational improvements and production equipment designed to increase production efficiencies and comply with the latest manufacturing regulations, increased spending in research and development by $1.1 million and spent an additional $327,000 in general and administrative areas to improve the infrastructure of the Company and position it for growth. The Company also recorded $1.1 million in additional manufacturing costs related to excess factory capacity, which should be mitigated in future years by the acquisition of the Custom Division of Creative Beauty Innovations, Inc., described below. These investments in the future of the Company, in addition to a shift in sales mix to lower margin products, contributed significantly to the Company's recording a net loss of $3.4 million for 2002, or $0.34 per share, as compared to a profit of $378,000, or $0.04 per share, in 2001.

Research and Development

The Company's DelSite Biotechnologies, Inc. subsidiary, which operates independently from the Company's specialized product research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients, commenced operations in January 2002. Efforts during the year focused on completion of proof of concept studies for both sustained-release injectable and intra-nasal vaccine delivery applications. Formulation, kinetic and resorption studies for injectable delivery were performed during the year by DelSite's strategic partner for drug delivery, Southern Research Institute of Birmingham, Alabama. The DelSite technology is protected by use, process and composition of matter patents, issued and pending. DelSite's strategy is to develop and commercialize the technology through partnering activities with pharmaceutical and biotechnology companies for development of commercial drug products.

The Company's specialized product development group continued its efforts in support of ongoing operations. This group is responsible for formulation design, technology transfer to operations and oversight of initial production batches. During 2002, they initiated 32 projects, with 10 completed through production. Currently over 115 formulation projects are in-house for the first half of 2003, with 30 already completed through production. In addition, this group has provided key support in transferring production as a result of the acquisition described below.

CBI Acquisition

In December 2002, the Company acquired the business of the Custom Division of Creative Beauty Innovations, Inc., ("CBI"), a privately held manufacturer of skin and cosmetic products, for $1.0 million, plus a percentage of the Company's net sales of Custom Division products to CBI's existing customers for the next five years, plus up to $700,000 for useable inventory. The Company received CBI's specialized manufacturing customer base and information, intellectual property and a limited amount of equipment. The Company expects the additional volume from the former CBI customers to result in increased efficiency in its manufacturing operations and to provide a solid platform for further growth. The list of customers acquired includes a number of nationally recognized beauty and bath products companies who market products under their own private labels.

The Future

Our business model is predicated on growth, with safeguards for our shareholders. Cash flow from this growth will be used to fund DelSite and its development of the GelSite™ technology. To accomplish this strategy, we will continue to build on our core strengths of research product formulation, development and manufacturing. We will also continue to develop additional marketing partners both domestically and internationally which will fit into this model.

Sales of our Manapol® raw material are growing and we will continue efforts to develop additional markets for this material. We will also initiate efforts to increase sales of Hydrapol™, our sterile, cosmetic-grade raw material, into the cosmetics markets. In addition, DelSite will continue its efforts in the development of GelSite™ technology and begin marketing efforts toward the initiation of licensing agreements.

Our goal in all of these efforts remains to create value for our customers, our shareholders and our employees.



Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer



George DeMott
Chairman of the Board

NOTICE OF ANNUAL MEETING

AND

PROXY STATEMENT

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 8, 2003

NOTICE is hereby given that the annual meeting of shareholders of CARRINGTON LABORATORIES, INC. (the "Company") will be held on May 8, 2003, at 8:30 a.m., local time, at the Las Colinas Country Club, 4900 North O'Connor Boulevard, Irving, Texas 75062, for the following purposes:

(1) To elect two persons to serve as directors of the Company for a term expiring at the annual meeting of shareholders in 2006;

(2) To vote on a proposal to ratify the appointment of Ernst & Young LLP as independent auditors for the Company for the fiscal year ending December 31, 2003; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 11, 2003 are entitled to notice of and to vote at the meeting or any adjournment thereof. A record of the Company's activities during 2002 and financial statements for the fiscal year ended December 31, 2002 are contained in the accompanying 2002 Annual Report.

You are urged, whether or not you plan to attend the meeting in person, to mark, sign and date the enclosed proxy and return it promptly in the accompanying envelope. If you do attend the meeting in person, you may withdraw your proxy and vote in person. The prompt return of proxies will assure the representation of sufficient shares to take the actions described above and save your Company the expense of further solicitation.

By Order of the Board of Directors

George DeMott
Chairman of the Board

Irving, Texas
April 14, 2003

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CARRINGTON LABORATORIES, INC.
2001 Walnut Hill Lane
Irving, Texas 75038
(972) 518-1300

PROXY STATEMENT

For Annual Meeting of Shareholders To Be Held On May 8, 2003

This Proxy Statement is furnished to the shareholders of Carrington Laboratories, Inc., a Texas corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company for use at the annual meeting of shareholders to be held on May 8, 2003. Proxies in the form enclosed will be voted at the meeting if properly executed, returned to the Company prior to the meeting and not revoked. A proxy may be revoked at any time before it is voted by giving written notice or a duly executed proxy bearing a later date to the President of the Company, or by voting in person at the meeting.

The approximate date on which this Proxy Statement and the accompanying proxy are first being sent to shareholders is April 14, 2003.

OUTSTANDING CAPITAL STOCK

The record date for the determination of shareholders entitled to notice of and to vote at the annual meeting is March 11, 2003 (the "Record Date"). At the close of business on the Record Date, the Company had 9,991,651 shares of Common Stock, $.01 par value ("Common Stock"), issued and outstanding and entitled to vote at the meeting.

ACTION TO BE TAKEN AT THE MEETING

Shares of Common Stock represented by a validly executed proxy in the accompanying form, unless the shareholder otherwise specifies in the proxy, will be voted (i) for the election of the persons named as nominees under the caption "Election of Directors" as director of the Company, and (ii) for the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2003.

Where shareholders have appropriately specified how their proxies are to be voted, they will be voted accordingly. If any other matter or business is brought before the meeting or any adjournment thereof, the proxy holders may vote the proxies at their discretion. The directors do not know of any such other matter or business to be presented for consideration at the meeting.

QUORUM AND VOTING

The presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date is necessary to constitute a quorum at the annual meeting. In deciding all questions, a holder of Common Stock is entitled to one vote, in person or by proxy, for each share held in such holder's name on the Record Date.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information as of March 31, 2003, unless otherwise indicated, with respect to the shareholders known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock of the Company, based on the information available to the Company on such date. Except as otherwise indicated, each shareholder named in the table has sole voting and investment power with respect to all shares indicated as being beneficially owned by such shareholder.

Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class
Thomas J. Marquez c/o Carrington Laboratories, Inc. 2001 Walnut Hill Lane Irving, Texas 75038	868,408(1)	8.7%
Dimensional Fund Advisors 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	554,500(2)	5.6%

(1) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by spouse and 72,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(2) Based on a report on Schedule 13G filed by Dimensional Fund Advisors Inc. ("DFA") with the Securities and Exchange Commission on February 10, 2003. DFA, a registered investment advisor, furnishes investment advice to four registered investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. Collectively, those investment companies, trusts and accounts own 554,502 shares of the Company's Common Stock, but to DFA's knowledge no one of them owns more than 5% of the class. In its role as investment adviser or manager, DFA possesses sole voting and/or investment power with respect to such shares, but it disclaims beneficial ownership.

The Company knows of no arrangements the operation of which may at a subsequent date result in a change of control of the Company.

REQUIRED AFFIRMATIVE VOTE AND VOTING PROCEDURES

With regard to the election of directors, votes may be cast in favor of or withheld from each nominee. The two nominees who receive a plurality of the votes cast by shareholders present or represented by proxy at the annual meeting, and entitled to vote on the election of directors, will be elected as directors of the Company. Thus, any abstentions, "broker non-votes" (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon) or other limited proxies will have no effect on the election of directors.

The Company's Bylaws provide that the vote required to approve matters other than the election of directors is the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting at which a quorum is present. Abstentions may be specified on all proposals except the election of directors. Under applicable law and the Company's Bylaws, abstentions and shares represented by broker non-votes or other limited proxies for a particular proposal will be counted as present for purposes of determining the existence of a quorum at the meeting but will be excluded entirely from the voting tabulation for that proposal. Therefore, abstentions, broker non-votes and other limited proxies will have no effect on the outcome of the proposal to ratify the appointment of Ernst & Young LLP as the

Company's independent auditors for the fiscal year ending December 31, 2003 or on the outcome of any other matter that may come before the meeting.

ELECTION OF DIRECTORS

The Company's Bylaws provide that the Company's operations will be governed by the Board of Directors, which is elected by the shareholders. The Company's Board of Directors is divided into three classes with staggered three-year terms. All directors of one class hold their positions until the annual meeting of shareholders at which the terms of the directors in such class expire and their respective successors are elected and qualified, or until their earlier death, resignation, disqualification or removal from office. The Company's Bylaws provide that the number of directors shall not be less than five nor greater than nine, and the exact number of directors that shall constitute the Board of Directors shall be fixed from time to time by resolution of the Board. The Board of Directors has determined that the number of directors will be five.

At the meeting, two directors will be elected. All duly submitted and unrevoked proxies will be voted for the nominees selected by the Board of Directors, except where authorization to so vote is withheld. If any nominee should become unavailable for election for any presently unforeseen reason, the persons designated as proxies will have full discretion to vote for another person designated by the Board.

The Board of Directors has nominated Carlton E. Turner and George DeMott for election as directors at the annual meeting, to serve three-year terms expiring at the annual meeting of shareholders in 2006. Dr. Turner and Mr. DeMott currently serve as directors of the Company, with terms expiring at the 2003 annual meeting, and each has consented to serve as a director if elected.

The Board of Directors recommends that shareholders vote FOR the election of Carlton E. Turner and George DeMott as directors of the Company.

The other three directors of the Company have been elected to terms that do not expire at the 2003 annual meeting. Thomas J. Marquez and Selvi Vescovi are currently serving terms expiring in 2004 and R. Dale Bowerman is currently serving a term expiring in 2005.

Information about all five directors of the Company, including the current nominees, is set forth in the following paragraphs.

R. DALE BOWERMAN, 63, has served as a director of the Company since January 1991. Mr. Bowerman was President and Chief Executive Officer of Southwest Health Alliances, L.L.C. from May 1994 until his retirement in October 1997. From 1973 to April 1994, he was Chief Financial Officer of High Plains Baptist Health Systems, a nonprofit hospital system.

GEORGE DEMOTT, 70, has served as a director of the Company since May 1990 and Chairman of the Board since April 1995. He has been an independent business consultant since 1987. From 1963 to 1987, Mr. DeMott held various positions with American Home Products Corporation, a worldwide marketer of pharmaceuticals, over-the-counter drugs and household products, serving as Group Vice President from 1978 to 1987. From 1964 to 1978, Mr. DeMott was with the Whitehall Laboratories Division of that corporation, and he served as President of that division from 1974 until 1978.

THOMAS J. MARQUEZ, 65, has served as a director of the Company since August 1987. In addition, from August 1987 until May 1990, Mr. Marquez was Chairman of the Board and Chief Executive Officer of the Company. From 1965 to 1979, Mr. Marquez was an officer of Electronic Data Systems, Inc., a computer services company, and he served as a director of that corporation from 1965 to 1984. Since his resignation as an officer of Electronic Data Systems, he has been engaged primarily in personal investment activities and a number of public service projects. Mr. Marquez is also a director of Aquinas Funds, Inc.

CARLTON E. TURNER, Ph.D., D.Sc., 62, has served as a director of the Company since May 1989 and as President and Chief Executive Officer of the Company since April 1995. In addition, from January 1994 to November 1994, Dr. Turner was Executive Vice President of the Company, and from November 1994 to April 1995, he was Chief Operating Officer of the Company. He was President and Chief Executive Officer of Princeton Diagnostic Laboratories of America, Inc., a biomedical and pharmaceutical testing laboratory, from 1987 through May 1993. He also served as a director of that corporation from 1987 to January 1994. From 1981 through 1987, he was Director of the Drug Abuse Policy Office of the White House, President Reagan's principal advisor on drug abuse policy. From 1970 to 1981, Dr. Turner was a research professor and director of the Research Institute of Pharmaceutical Sciences at the University of Mississippi School of Pharmacy. Dr. Turner serves as a director of Tutogen Medical, Inc., a publicly traded company.

SELVI VESCOVI, 72, has served as a director of the Company since May 1989. He served as Chairman of the Board from May 1990 to April 1995 and as interim President and Chief Executive Officer of the Company from March 1995 to April 1995. Mr. Vescovi was employed by The Upjohn Company ("Upjohn"), a manufacturer of human pharmaceuticals and pharmaceutical chemicals, in various capacities from 1954 until his retirement in 1988 from his positions as Corporate Vice President of Upjohn, a position he had held since 1977, and President and General Manager of Upjohn International, Inc., the subsidiary of Upjohn responsible for international operations. He had held the latter position since 1985. Following his retirement, Mr. Vescovi served as Adjunct Professor, International Management, at Western Michigan University from 1988 to 1993 and as a member of the Advisory Board of the College of Business Administration of the University of South Carolina from 1988 to 1994.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Company's Board of Directors has appointed the firm of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2003. Shareholders will be asked to ratify that appointment at the annual meeting. If the appointment is not ratified by the holders of a majority of the shares of Common Stock present or represented and voted for or against such ratification at the meeting, the Board will reconsider the appointment. Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will be given an opportunity to make a statement, if they so desire. They will also be available to respond to appropriate questions addressed to them. See "Audit Committee Report – Fees" below for information concerning the fees that the Company paid to Ernst & Young LLP for services performed by that firm in 2002.

The Company's Board of Directors recommends that shareholders vote FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent auditors for fiscal 2003.

EXECUTIVE OFFICERS

The executive officers of the Company are Carlton E. Turner, Ph.D., D.Sc., Kenneth M. Yates, D.V.M., Robert W. Schnitzius, and Dr. Sheri Smith. Biographical information for Dr. Turner is set forth under "Election of Directors" above.

KENNETH M. (BILL) YATES, D.V.M., 52, was elected President of DelSite Biotechnologies, Inc., the Company's wholly-owned subsidiary engaged in research and development of drug delivery products, in April 2002. Dr. Yates initially served as a consultant to the Company beginning in 1989 and became a full-time employee in 1990. He served in various capacities for the Company in Research and Development, including Product Development Coordinator for Wound Care from 1990 to January 1999, and from January 1999 to April 2002 he was Vice President, Research and Development of the Company. Since 1992, Dr. Yates has also served as an Adjunct Assistant Professor, Department of Comparative Medicine, University of Texas Southwestern Medical School.

ROBERT W. SCHNITZIUS, 45, has been Chief Financial Officer and Treasurer of the Company since November 1997, Secretary of the Company since May 1998 and a Vice President of the Company since April 2002. From 1996 to 1997, Mr. Schnitzius was the Corporate Controller for Medeva Americas, Inc., a U.S. pharmaceutical company subsidiary of Medeva PLC. From 1991 to 1996, Mr. Schnitzius served with Medeva Pharmaceuticals, also a pharmaceutical company subsidiary of Medeva PLC, first as Controller (1991 to 1993) and then as Director of Finance (1994 to 1996). From 1983 to 1991, Mr. Schnitzius served as Controller for Shoreline Products, Inc., a boat trailer manufacturer, and from 1978 to 1983, he served as Treasurer of Texas Testing Laboratories, an engineering testing laboratory.

SHERI SMITH, R.N., Ph.D., C.E.T.N., 46, was elected Vice President-Medical Services of the Company in October 2002. Dr. Smith, who earned her doctorate at the University of Alabama, is board certified in wound, ostomy and continence nursing and is a certified wound specialist. She is an active member of the American Nurses Association and the Wound Ostomy and Continence Nurses Society (WOCN) and has authored a number of papers published in the "WOCN Journal" and other professional publications. She won the Southeast Region WOCN Research Award in 1996. Prior to becoming a wound-care consultant, Dr. Smith held various nursing and teaching positions.

All executive officers of the Company are elected annually by the Board of Directors to serve until their respective successors are chosen and qualified or until their earlier death, resignation or removal from office.

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SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of March 31, 2003, the beneficial ownership of Common Stock of the Company by each director of the Company, each named executive officer listed in the Summary Compensation Table included elsewhere in this Proxy Statement and all directors and executive officers as a group. Except as otherwise indicated, each person named in the table below has sole voting and investment power with respect to all shares indicated as being beneficially owned by him.

	Common Stock Beneficially Owned	
Name	Number of Shares	Percent of Class
Directors		
R. Dale Bowerman	81,000 (1)	*
George DeMott	63,500 (2)	*
Thomas J. Marquez	868,408 (3)	8.7%
Carlton E. Turner, Ph.D., D.Sc.	312,474 (4)	3.1%
Selvi Vescovi	78,500 (5)	*
Named Executive Officers (excluding any director named above) and Group		
Robert W. Schnitzius	105,122 (6)	1.1%
Kenneth M. Yates, D.V.M.	89,909 (7)	*
Sheri Smith, R.N., Ph.D., C.E.T.N.	85,617 (8)	*
All current directors and executive officers as a group (9 persons)	1,709,392 (9)	17.1%

* Less than one percent.

(1) Includes 45,000 shares that Mr. Bowerman has the right to acquire pursuant to options and warrants exercisable within 60 days after March 31, 2003.

(2) Includes 8,500 shares held by his wife and 45,000 shares that Mr. DeMott has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(3) Includes 39,300 shares held in a trust controlled by Mr. Marquez, 8,468 shares owned by his wife, and 72,600 shares that he has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(4) Includes 177,000 shares that Dr. Turner has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(5) Includes 45,000 shares that Mr. Vescovi has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(6) Includes 79,167 shares that Mr. Schnitzius has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(7) Includes 83,597 shares that Dr. Yates has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(8) Includes 76,667 shares that Dr. Sheri Smith has the right to acquire pursuant to options exercisable within 60 days after March 31, 2003.

(9) Includes 700,299 shares that current directors and executive officers have the right to acquire pursuant to options exercisable within 60 days after March 31, 2003

Board Committees, Director Compensation and Reports

The business and affairs of the Company are managed by the Board of Directors, which exercises all corporate powers and establishes corporate policies. The Board has established an Executive Committee which, with certain exceptions, may exercise all the authority and powers of the Board of Directors in the business and affairs of the Company when the Board of Directors is not in session. The current members of the Executive Committee are Selvi Vescovi (Chairman), George DeMott and Carlton E. Turner, Ph.D., D.Sc. The Board has established an Audit Committee for the purposes of reviewing the results and scope of, and the fees for, the annual audit, reviewing the financial statements and any significant transactions or events and any changes in accounting principles and practices with the independent auditors, and reviewing the internal controls and audit procedures of the Company. The current members of the Audit Committee are R. Dale Bowerman (Chairman), Thomas J. Marquez and Selvi Vescovi. The Board does not have a standing nominating committee. The Board has established a Compensation and Stock Option Committee which serves as a compensation committee, makes recommendations to the Board with respect to compensation of executive officers of the Company, and is responsible for making grants of stock options under the Company's 1995 Stock Option Plan. The current members of the Compensation and Stock Option Committee are George DeMott, (Chairman), R. Dale Bowerman and Selvi Vescovi. During fiscal 2002 the Board of Directors held 6 meetings, the Executive Committee held 4 meetings, the Audit Committee held 5 meetings, and the Compensation and Stock Option Committee held 1 meeting. All incumbent directors attended at least 75% of the aggregate of all meetings held by the Board and the committees on which they served during 2002.

Compensation of Directors

The Company pays each outside director a quarterly retainer of $1,500 and $1,500 for each day or portion thereof spent attending Board meetings. Outside directors who are members of the Executive Committee receive $1,500 for each Executive Committee meeting that they attend. Outside directors who are members of the Compensation and Stock Option or Audit Committee each receive $1,000 for each committee meeting that they attend, unless the meeting is held on the same day as a Board meeting, in which case the amount paid is $500. The Company also reimburses each outside director who does not live in the Dallas, Texas area for travel expenses incurred in attending Board and committee meetings.

Pursuant to the Company's 1995 Stock Option Plan, as amended, nonqualified options to purchase shares of the Company's Common Stock may be granted to outside directors from time to time. Each option granted to an outside director has a term determined by the Compensation and Stock Option Committee, but not greater than ten years, is exercisable in whole or in part at any time during its entire term and remains effective during its entire term, regardless of whether the optionee continues to serve as a director. The purchase price per share of Common Stock covered by each such option is fixed by the Board of Directors or the Compensation and Stock Option Committee and must be equal to or greater than the fair market value per share of Common Stock on the date of grant. In 2002, each of Messrs. Bowerman, DeMott, and Vescovi received an option to purchase 15,000 shares of Common Stock at an exercise price of $1.50 per share, and Mr. Marquez, received an option to purchase 42,600 shares of Common Stock at an exercise price of $1.50 per share.

Compensation Committee Interlocks and Insider Participation

The Company's executive compensation program is administered by the Compensation and Stock Option Committee of the Board of Directors. During 2002, the Committee was composed of George DeMott (Chairman), R. Dale Bowerman and Selvi Vescovi. All of the persons who served on the Committee during 2002 were and still are outside directors of the Company.

Report of the Compensation Committee

The following is a report submitted by the current members of the Compensation and Stock Option Committee addressing the Company's compensation policy as it related to the President and Chief Executive Officer of the Company (the "CEO") and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2002 exceeded $100,000.

Compensation Philosophy

The Company's executive compensation program is designed to align executive compensation with Company values and objectives, business strategies and financial performance. To achieve these objectives, the Committee has developed and implemented an executive compensation program which provides executives with compensation opportunities that are intended to be competitive with companies of comparable size in the pharmaceutical industry.

In applying this philosophy, the Committee has established a program to accomplish the following objectives:

- attract and retain executives of outstanding abilities who are critical to the long-term success of the Company;

- reward executives for achievement of internal Company goals as well as for Company performance relative to industry performance levels and to provide equity ownership in the Company.

Through these objectives, the Company integrates its executive compensation program with its annual and long- term strategic planning.

Against the foregoing background, the Company's executive compensation policies integrate annual base salary compensation with a bonus award system which is based upon both corporate and individual performance levels.

Fiscal 2002 Compensation

For fiscal 2002, the Company's executive compensation program consisted of (i) base salary, adjusted from the prior year, (ii) bonus payable in cash or a combination of cash and stock, and (iii) stock options. With respect to base salary, the Company considers published executive compensation data of comparable companies in the industry and utilizes surveys to establish base salaries that are within the range of those paid to persons holding comparably responsible positions at such companies. In addition, the Committee considers evaluations by the CEO of the individual performance of each executive, other than the CEO, in setting such executive's salary for the year. The performance of the CEO is evaluated by the Executive Committee of the Board of Directors in collaboration with the Committee.

The Committee determined that current salary levels for key Company executives are competitive within the industry.

Bonuses may be granted to executives based upon criteria established by the Company's 1995 Management Compensation Plan (the "Compensation Plan") adopted by the Company's Board of Directors and approved by its shareholders in 1995. Under the Compensation Plan, executives of the Company are eligible to receive incentive compensation in the form of annual bonuses payable 50% in cash and 50% in Common Stock of the Company. An executive's bonus under the Compensation Plan consists of a target bonus multiplied by a performance component. The target bonus is a specified percentage of the executive's base salary, with the percentage being dependent on the executive's position grade. The maximum target bonus for the highest position grade is currently 35% of the executive's base salary. The performance component is a percentage rate measuring results achieved in comparison to the Company's Annual Operating Budget. Performance is judged on the basis of three scenarios: (i) sales at Annual Operating Budget; (ii) profit at Annual Operating Budget; and (iii) achievement of remaining bonus criteria and individual goals as established by the Committee. These goals are designed to achieve the Company's short-term and long-term objectives. Following determination by the Committee of the amounts of bonus payable, if any, to executives, 50% of the bonus is payable in cash and 50% is payable in shares of the Company's Common Stock. The number of shares is determined by dividing 50% of the total bonus by the fair market value of the Common Stock on the date of certification of payment of the bonus by the Committee.

No incentive bonuses were paid to executive officers in 2002 based upon the Compensation Plan criteria set forth above. Pursuant to authority delegated to the Committee by the Board of Directors to grant cash bonuses on a discretionary basis outside of the Compensation Plan, the Committee authorized the payment of a bonus of $5,000 to Robert W. Schnitzius (Vice President, Chief Financial Officer, Treasurer and Secretary), $2,000 to Kenneth M. Yates (President, DelSite Biotechnologies, Inc.), $1,500 to Dr. Sheri Smith (Vice President-Medical Services), based on the performance of the operations under their responsibility.

Stock Option Grants

The Committee has discretion to grant stock options to executive officers under the Company's 1995 Stock Option Plan. The Committee grants stock options with the goal of providing compensation and incentive to work toward the long-term success of the Company. In determining the time and date of grant and the number of shares subject thereto, the Committee may take into account the nature of the services rendered, the executive's potential contributions to the success of the Company's business, and such other facts as the Committee in its discretion deems appropriate. Each of the 2002 option awards to executive officers of the Company was made in accordance with the Company's 1995 Stock Option Plan.

CEO Compensation

Carlton E. Turner, Ph.D., D.Sc. has been the CEO of the Company since April 26, 1995. The CEO's 2002 base pay was determined by the Committee on the basis of its overall assessment of Dr. Turner's responsibilities, his past performance with the Company, and competitive market data on salary levels for pharmaceutical companies of similar size. Dr. Turner was not paid a bonus for 2002.

Summary

The Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and shareholder interests. As performance goals are met or exceeded executives are awarded commensurately. The Committee believes that compensation levels during fiscal 2002 adequately reflected the Company's compensation goals and policies.

Dated: March 13, 2003.

By the Members of the Committee:

George DeMott, Chairman
R. Dale Bowerman
Selvi Vescovi

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Report of the Audit Committee

To the Shareholders of Carrington Laboratories, Inc.:

The Audit Committee of the Board of Directors is responsible for overseeing the Company's financial reporting process and helping to ensure the reliability of the Company's financial statements. The Board of Directors has adopted a written Charter for the Audit Committee to follow in carrying out this responsibility.

Independence of Audit Committee Members

Each of the three members of the Audit Committee is independent, as that term is defined in Rule 4200(a)(14) of the National Association of Securities Dealers, Inc.'s listing standards and under applicable law.

Review and Discussions

The Audit Committee has reviewed and discussed with management the Company's audited financial statements for the year ended December 31, 2002 and all matters of importance. It has also discussed with the Company's independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors at Ernst & Young LLP, as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with the independent auditors their independence, including all matters described in the written disclosures.

The Audit Committee has considered whether Ernst & Young LLP's performance of non-audit services for the Company is compatible with maintaining that firm's independence with respect to the Company and has concluded that the performance of audit and non-audit services by that firm does not adversely affect its independence.

Fees

In accordance with its charter, the Audit Committee, at least annually, obtains and reviews a schedule from the approved auditors summarizing the nature of all services provided and the related fees paid for such services. Of the fees described below, 93% were approved by the Audit Committee as a part of this review.

Audit Fees. The Company expects to pay Ernst & Young LLP aggregate fees of $114,500 for auditing the Company's financial statements for the year 2002 and reviewing the financial statements included in the Company's Form 10-Q Quarterly Reports filed with the Securities and Exchange Commission for that year. The Company paid $118,000 for these services relating to its financial statements for the year 2001.

Audit-Related Fees. Ernst & Young LLP's aggregate fees for assurance and related services billed by them that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees" above were $15,801 during the year 2002 and $4,000 during the year 2001. Audit-related fees included fees for acquisition assistance and accounting consultation.

Tax Fees. Aggregate fees billed to the Company by Ernst & Young LLP for tax services rendered to the Company during the year 2002 were $1,500. The Company did not engage Ernst & Young LLP for tax services in 2001.

All Other Fees. Aggregate fees billed to the Company by Ernst & Young LLP for all other non-audit services rendered to the Company were $0 during the year 2002 and $5,800 during the year 2001.

Total Fees. Total fees billed by Ernst & Young for all services were $131,801 for 2002 and $127,800 for 2001.

Recommendation to Include Audited Financial Statements in Annual Report

Based on the reviews and discussions referred to above, and the report of the independent auditors, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Securities and Exchange Commission.

Dated: March 13, 2003

Audit Committee

R. Dale Bowerman, Chairman
Thomas J. Marquez
Selvi Vescovi

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EXECUTIVE COMPENSATION TABLES

The following table sets forth certain summary information regarding compensation awarded to, earned by or paid to the Chief Executive Officer of the Company and each other executive officer of the Company whose combined salary and bonus for the fiscal year ended December 31, 2002 exceeded $100,000 (collectively, the "named executive officers") for the years indicated.

Table 1

Summary Compensation Table

					Long-Term Compensation	
	Annual Compensation				Awards	
Name and Principal Position	Fiscal Year	Salary	Bonus (1)	Other Annual Compen-sation	Securities Underlying Options (No. of Shares)	All Other Compen-sation
Carlton E. Turner, Ph.D.,	2002	$314,780	$ 0	—	70,000	—
D.Sc., President and	2001	$314,780	$ 0	—	—	—
Chief Executive Officer	2000	$284,780	$21,262	—	30,000	—
Robert W. Schnitzius, Vice President	2002	$164,469	$ 5,000	—	15,000	—
and Chief Financial Officer	2001	$147,620	$ 2,000	—	20,000	—
	2000	$134,820	$18,401	—	10,000	—
Kenneth M. Yates, D.V.M.,	2002	$181,166	$ 2,000	—	25,000	—
President, DelSite	2001	$144,820	$ 0	—	—	—
Biotechnologies, Inc.	2000	$134,820	$12,526	—	10,000	—

(1) Each bonus for 2002, 2001, and 2000 was paid in cash.

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The following table sets forth certain information relating to options granted under the Company's 1995 Stock Option Plan to the named executive officers in fiscal year 2002.

Table 2

Options Granted During Year Ended December 31, 2002

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
Name	Number of Securities Underlying Options Granted (No. of Shares)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	5%	10%
Carlton E. Turner	30,000 (2)	7.9%	$1.05	12/17/12	$19,815	$50,205
	40,000 (2)	10.5%	$1.45	05/15/12	$36,472	$92,440
Robert W. Schnitzius	10,000 (2)	2.6%	$1.05	12/17/12	$ 6,605	$16,735
	5,000 (2)	1.3%	$1.45	05/15/12	$ 4,559	$11,555
Kenneth M. Yates	25,000 (2)	6.6%	$1.45	05/15/12	$22,795	$57,775

(1) The assumed five percent and ten percent rates of stock price appreciation are specified by the Securities and Exchange Commission's proxy rules and do not reflect expected actual appreciation. The amounts shown represent the assumed values of the stock options (less the exercise prices) at the end of the ten-year periods beginning on the dates of grant and ending on the option expiration dates.

(2) Incentive stock option with a term of ten years and an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. Option becomes exercisable with respect to one-half of the shares covered thereby in each year in the two-year period beginning one year after the date of grant.

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The following table sets forth certain information with respect to the exercise of options to purchase Common Stock of the Company during the year ended December 31, 2002, and outstanding options held at that date, by the named executive officers. For purposes of this table, the "value" of an outstanding option is the difference between the market price at December 31, 2002 of the shares of Common Stock underlying the option and the aggregate exercise price of such option. The unexercisable portions of such options have been valued as if such portions were exercisable in full on December 31, 2002, in accordance with Securities and Exchange Commission rules.

Table 3

Aggregated Option Exercises in Fiscal Year
Ended December 31, 2002 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (No. of Shares)	Value Realized	Number of Securities Underlying Unexercised Options at 12/31/02 (No. of Shares)		Value of Unexercised In-the-Money Options at 12/31/02	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Carlton E. Turner, Ph.D. D.Sc.	—	—	177,000	80,000	—	—
Robert W. Schnitzius	—	—	76,667	28,333	—	—
Kenneth M. Yates, D.V.M.	—	—	83,597	28,333	—	—
Sheri Smith, R.N., Ph.D., C.E.T.N.	—	—	71,667	10,000	—	—

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The following table sets forth information regarding the Company's compensation plans (including individual compensation arrangements) under which shares of Common Stock of the Company are authorized for issuance as of December 31, 2002:

Table 4

Equity Compensation Plan Information
[See Regulation S-K Item 201(d)]

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance for Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c)
Equity Compensation Plans Approved by Security Holders	1,517,000	$2.58	2,556,000
Equity Compensation Plans Not Approved by Security Holders	50,000	$3.50	0
Total	1,567,000	$2.61	2,556,000

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase Common Stock at a price equal to the lesser of 85% of the market price of the Company's Common Stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,000,000 shares of Common Stock was reserved for purchase under this Plan. As of December 31, 2002, a total of 625,000 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's Common Stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted from December 1998 through March 2001 normally vested at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50% or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options granted subsequent to March 2001 normally vest at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of Common Stock for issuance under this plan. As of December 31, 2002, options to purchase 614,000 shares were available for future grants under the plan.

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase Common Stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the Common Stock at date of issuance.

PERFORMANCE GRAPH

The following graph sets forth for the years indicated the cumulative total shareholder return for the Company's Common Stock, the Nasdaq Stock Market - U.S. Index, and a Company-constructed Peer Group[2]. The information reflected in the graph was provided to the Company by Research Holdings, Ltd. of San Francisco, California.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG CARRINGTON LABORATORIES, INC.,
THE NASDAQ STOCK MARKET (U.S.) INDEX AND A PEER GROUP
DOLLARS
300
250
200
150
100
50
0
12/97
12/98
12/99
12/00
12/01
12/02
CARRINGTON LABORATORIES, INC.
NASDAQ STOCK MARKET (U.S.)
PEER GROUP

*$100 invested on 12/31/97 in stock or index – including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return (1)					
	12/97	12/98	12/99	12/00	12/01	12/02
Carrington Laboratories, Inc.	100.00	49.28	46.38	23.19	23.68	21.10
Peer Group (2)	100.00	55.19	101.62	150.77	136.71	67.96
Nasdaq Stock Market - U.S.	100.00	140.99	261.48	157.42	124.89	86.33

(1) Total return assuming reinvestment of dividends. Assumes $100 invested on December 31, 1997 in the Company's Common Stock, The Nasdaq Stock Market - U.S. Index.

(2) The Peer Group comprises the following companies: Atrix Labs Inc., Cell Therapeutics Inc., Cellegy Pharmaceuticals Inc., Collagenex Pharmaceuticals Inc., Columbia Labs Inc., Cubist Pharmaceuticals Inc., Depomed Inc., Draxis Health Inc., Dusa Pharmaceuticals Inc., Essential Therapeutics Inc., Immulogic Pharmaceutical Corp., Immunogen Inc., Insite Vision Inc., Kos Pharmaceuticals Inc., Nastech Pharmaceutical Inc., Natures Sunshine Products Inc., Noven Pharmaceuticals Inc., Onyx Pharmaceuticals Inc., Pharmaceutical Res Inc., Quigley Corp., Regeneron Pharmaceuticals, Sciclone Pharmaceuticals Inc., Sheffield Pharmaceuticals Inc., Spectrum Pharmaceuticals, Inc., Titan Pharmaceuticals Inc., Viropharma Inc. and Weider Nutrition International, Inc. The following companies were previously included in the

Company-constructed Peer Group, but have been omitted from the Peer Group listed in the preceding sentence because they are no longer listed on an exchange: Matrix Pharmaceutical, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the fiscal year ended December 31, 2002, Dr. Carlton E. Turner filed one late report on Form 4 relating to one transaction that occurred during December 2002, Robert W. Schnitzius filed one late report on Form 4 relating to one transaction that occurred during December 2002 and Dr. Sheri Smith filed one late report on Form 4 relating to one transaction that occurred during December 2002. In making these disclosures, the Company has relied solely on written representations of its directors and executive officers and copies of the reports filed by them with the Securities and Exchange Commission.

SHAREHOLDER PROPOSALS

The 2004 annual meeting of the shareholders of the Company is tentatively scheduled to be held on May 20, 2004. Shareholder proposals intended to be included in the Company's proxy statement for the 2004 annual meeting must be received by the Company no later than December 15, 2003 in accordance with Rule 14a-8 of the Securities and Exchange Commission.

With respect to shareholder proposals that are not intended to be included in the Company's proxy statement, the Bylaws of the Company provide that notice of any such shareholder proposal nominating persons for election to the Board of Directors of the Company must be received at the Company's principal executive office not later than 90 days prior to the annual meeting, and all other shareholder proposals must be received not later than 60 days in advance of the annual meeting if the meeting is to be held within 30 days preceding the anniversary of the previous year's annual meeting, or 90 days in advance of the meeting if it is to be held on or after the anniversary of the previous year's meeting.

ANNUAL REPORT

The Company has provided without charge to each person whose proxy is solicited hereby a copy of the Company's 2002 Annual Report, which includes a copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission. Additional copies of the 2002 Annual Report, including the Form 10-K, may be obtained without charge upon written request to Robert W. Schnitzius, Chief Financial Officer, Carrington Laboratories, Inc., 2001 Walnut Hill Lane, Irving, Texas 75038.

MISCELLANEOUS

The accompanying proxy is being solicited on behalf of the Board of Directors of the Company. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by the Company. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telefacsimile, electronic mail and telegram by directors, officers, and employees of the Company, who will receive no additional compensation for such activities. Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and the Company may reimburse them for reasonable out-of-pocket expenses incurred by them in connection therewith.

By Order of the Board of Directors

George DeMott, Chairman of the Board

Irving, Texas
April 14, 2003

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ANNUAL REPORT TO STOCKHOLDERS

ON

FORM 10-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002
Commission File Number 0-11997

Carrington Laboratories, Inc.

(Exact name of Registrant as specified in its charter)

Texas	75-1435663
(State of Incorporation)	(IRS Employer ID No.)

2001 Walnut Hill Lane, Irving, Texas 75038
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 518-1300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:

Common Stock ($.01 par value)
(Title of class)
Preferred Share Purchase Rights
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant (treating all executive officers and directors of the Registrant and holders of 10% or more of shares outstanding, for this purpose, as if they may be affiliates of the Registrant) was $10,602,000, computed by reference to the price at which common equity was sold on June 30, 2002.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

9,991,651 shares of Common Stock, par value $.01 per share, were outstanding on March 11, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its annual meeting of shareholders to be held on May 8, 2003 are incorporated by reference into Part III hereof, to the extent indicated herein.

PART I

ITEM 1. BUSINESS.

General

Incorporated in Texas in 1973, Carrington Laboratories, Inc. ("Carrington" or the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of two business segments. See Note Thirteen to the consolidated financial statements in this Annual Report for financial information about these business divisions. The Company sells prescription and nonprescription human and veterinary products through its Medical Services Division. Through Caraloe, Inc., its consumer products subsidiary, the Company sells consumer and bulk raw material products and also provides product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets. The Company's research and product portfolio are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant.

In October 2001, the Company incorporated, a wholly-owned subsidiary named DelSite Biotechnologies, Inc. ("DelSite"). DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients.

Medical Services Division

Carrington's Medical Services Division offers a comprehensive line of wound management products to hospitals, alternate care facilities, cancer centers and the home health care market. The Company's products are designed to provide patients with the highest quality of care. Carrington products are used in a wide range of acute and chronic wounds, for skin conditions and incontinence care. The primary marketing emphasis for Carrington's wound and skin care products is directed toward hospitals, nursing homes, alternate care facilities, cancer centers, home health care providers and managed care organizations. The wound and skin care product lines are being promoted primarily to physicians and specialty nurses, e.g., enterostomal therapists.

In response to changing market conditions, the Company decided during 2000 to redirect the distribution of its Medical Services products from multiple distributors to a single, sole-source distributor. As a result of this decision, the Company entered into an exclusive Distributor and License Agreement effective December 1, 2000 with Medline Industries, Inc. ("Medline"). Medline is now responsible for all sales and marketing and distribution efforts for Carrington's wound and skin care product lines. The Company also has a Supply Agreement with Medline that allows the Company to manufacture specific products where the Company can meet or reduce Medline's current purchase price.

The Company maintains control of certain national pricing agreements which cover hospitals, alternate care facilities, home health care agencies and cancer centers. These agreements allow Medline representatives to make presentations in member facilities throughout the country. In order to promote continued brand-name recognition, the Company has resumed some limited marketing and advertising to bolster Medline's efforts in these areas.

The Company has several distribution and licensing agreements for the sale of its products into international markets. The Company also sells wound care products into international markets on a non-contract, purchase order basis. Opportunities in the growing Internet market are also addressed through the Company's websites, www.carringtonlabs.com and www.woundcare.com.

The Company also produces Acemannan Immunostimulant™, a product fully licensed by the United States Department of Agriculture ("USDA") as an adjuvant therapy for certain cancers in dogs and cats. This product, in addition to several wound and skin care products developed specifically for the veterinary market, are marketed and distributed through an exclusive distribution arrangement with Farnam Companies, Inc., a leading veterinary marketing company.

Carrington is actively involved in developing and promoting the SaliCept™ line of products, which includes an oral rinse, patches for oral wounds and extraction sites, and other products. The SaliCept line™ is supported by a dedicated sales representative and strategic partners for this line are being considered.

Caraloe, Inc.

Caraloe, Inc., a subsidiary of the Company, markets or licenses consumer products and bulk raw materials utilizing the Company's patented complex carbohydrate technology into the consumer health and nutritional products markets. Caraloe's premier product is Manapol® powder, a bulk raw material rich in complex carbohydrates. Manapol® powder is marketed to manufacturers of nutritional products who desire quality complex carbohydrate ingredients for their finished products. Caraloe also markets finished products containing Manapol® powder into domestic health and nutritional products markets through health food stores, through internet marketing services at www.aloevera.com, and the international marketplace on a non-contract, purchase order basis. In the fourth quarter of 2000, Caraloe introduced a new raw material, Hydrapol™, for use by cosmetic manufacturers.

In 1997, Caraloe signed a non-exclusive supply agreement with a major customer to supply Manapol® powder. This agreement was renewed through August 2003 and contains monthly minimum purchase requirements. During 2000, 2001, and 2002 sales of Manapol® powder to this customer represented 38%, 30%, and 35% respectively, of the Company's total revenues. The Company expects this supply agreement will be renewed at the end of August 2003.

Caraloe, Inc. also provides product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets. In June 2001 a development group was formed to concentrate efforts on providing these services. The scope of services provided by this group includes taking projects from formulation design through manufacturing, manufacturing and filling according to customer-provided formulations and specifications, filling customer-provided packaging components and assembling custom kits for customers.

In December 2002 the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property and equipment. CBI is a privately held manufacturer of skin and cosmetic products with operations in Carrollton, Texas.

Under the agreement, the Company paid CBI $501,000 at closing and deposited $500,000 in escrow, which was released to CBI on February 28, 2003. In addition, Carrington agreed (i) to purchase inventory of CBI for an amount not greater than $700,000, to be paid six months after closing and (ii) to pay CBI an amount equal to 9.0909% of Carrington's net sales up to $6.6 million per year and 8.5% of Carrington's net sales over $6.6 million per year of CBI products to CBI's existing customers for the next five years. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. Carrington intends to use these assets in a substantially similar manner. The Company will provide services to these customers through the Caraloe, Inc. development and manufacturing services group.

To finance the acquisition, the Company entered into an agreement with Medline for accelerated payment of $2.0 million of the royalties due under the Distributor and License Agreement. The royalty acceleration agreement provides for each of the remaining quarterly royalty payments due to be paid to the Company by Medline to be reduced by equal amounts, the sum of which offsets the royalty advance. In addition, the Company will pay Medline interest on the advance at the rate of 6.5% per year on the outstanding balance of the advance.

DelSite Biotechnologies, Inc.

In October 2001 the Company incorporated a wholly-owned subsidiary named DelSite Biotechnologies, Inc. ("DelSite"). DelSite operates independently from the Company's research and development program, which supports the activities associated with the Company's Medical Services and Caraloe, Inc. divisions, and is responsible for the research, development and marketing of the Company's proprietary GelSite™ polymer (CR1013), a new and unique complex carbohydrate, which was isolated in 1998 from *Aloe vera* L. DelSite commenced operations in January 2002 and is currently developing new technologies based on its GelSite™ polymer for controlled delivery of bioactive proteins and peptides as therapeutics and vaccines.

In January 2002 DelSite formed a strategic collaboration with Southern Research Institute, Inc. of Birmingham, Alabama, to assist in the development and ultimate commercialization of the drug delivery technology based on the GelSite™ polymer. Southern Research Institute is an independent, not-for-profit center for scientific research affiliated with the University of Alabama at Birmingham. Under the three year collaborative agreement, DelSite retains all product rights plus intellectual property rights to its existing technology as well as any discoveries made by DelSite or Southern Research, either jointly or individually, as a result of any project undertaken as part of the agreement. Southern Research will receive fees and royalties when undertaking certain specified projects on behalf of DelSite.

Research and Development

General

Carrington has developed proprietary processes for obtaining materials from *Aloe vera* L. The Company intends to seek approval of the Food and Drug Administration (the "FDA") and other regulatory agencies to sell products containing materials obtained from *Aloe vera* L. in the United States and in foreign countries. For a more comprehensive listing of the type, indication and status of products currently under development by the Company, see "Research and Development – Summary" below. The regulatory approval process, both domestically and internationally, can be protracted and expensive, and there is no assurance that the Company will obtain approval to sell its products for any treatment or use (see "Governmental Regulation" below).

The Company expended approximately $3,602,000, $2,442,000 and $3,580,000 on research and development in fiscal 2000, 2001 and 2002, respectively. Of the total expenditures for 2000, $623,000 reflect clinical trial costs associated with the Phase III trial in ulcerative colitis. Research activities associated with DelSite accounted for 51% of the 2002 research and development expenditures.

DelSite Research and Development

The Company believes that its products' functionality and/or pharmacological activity make them potential candidates for further development as pharmaceutical or therapeutic agents. In 2003, DelSite will focus its activities in drug delivery through developing proof of concept data for potential pharmaceutical partners. There is no assurance, however, that DelSite will be successful in its efforts.

The Company sponsors a research and development laboratory at Texas A&M University in association with the College of Veterinary Medicine to support research activities of the Company and its DelSite subsidiary. Pursuant to this arrangement, the Company has access to leading authorities in the life sciences, as well as facilities and equipment to help further the Company's research programs.

DelSite is developing a new platform technology based on its proprietary GelSite™ polymer (CR1013) for controlled delivery of bioactive proteins and peptides as therapeutics and vaccines. Basic proof of concept research is continuing on this material, which includes both parenteral delivery of therapeutic proteins and peptides and intranasal delivery of protein antigens as vaccines. Selected studies have been completed through sponsored research at Texas A&M and Southern Research Institute. Pilot scale production has been accomplished and studies to refine the process are ongoing. The technology has varied utility, but the primary focus of research is in the area of drug delivery. Three patents covering this invention have been issued to the Company with two patents pending. The composition and process patent was issued in 1999.

Specialized Research and Development

The Company also has a separate, specialized research team to support research and in-house development for Carrington products as well as to provide services to customers in the medical, nutraceutical and cosmetic markets. These services typically include research and development of a formulation from the customer's initial concept and specifications or, at the customer's request, through reverse engineering a similar product. Development efforts also include packaging design, label design and, where required by regulations, production validation.

During 2002 the Company also initiated scale-up development activities for the production of its proprietary oral patch product. This product had previously been manufactured by an independent vendor on a bench-scale basis. The Company purchased and installed production-scale equipment in its Costa Rica facility to form, fill and seal blister packs. The patch product is freeze-dried in the Company's existing freeze-drying equipment in Costa Rica. Installation, operation and performance qualifications were initiated in the fourth quarter of 2002 and completed in the first quarter of 2003. The first products were produced in December 2002 and January 2003.

Human Clinical Studies

Evaluation of Carrington® Oral Wound Rinse for Pain Associated with Mucositis.

In March 1997, the FDA cleared Carrington to market an Oral Wound Rinse for the management and relief of pain associated with mucositis and all types of oral wounds. A 20 patient trial of a new formulation for the product was completed in 2001. This trial evaluated the effectiveness and duration of effect of Carrington® Oral Wound Rinse. All patients in the trial reported that they experienced pain relief immediately upon use of the product and 80% reported the duration of relief was 4-6 hours.

Evaluation of the SaliCept™ Oral Patch for Reduction in the Incidence of Dry Socket.

An independent study conducted in 2000 that compared the incidence of alveolar osteitis ("AO", also known as dry socket) in patients treated with Gelfoam® soaked with an antibiotic or SaliCept™ Patches was conducted in 2000. A retrospective evaluation was performed of 587 records of Gelfoam® treated patients compared to a prospective trial of 608 patients treated with SaliCept™ Patches. The SaliCept™ Patch significantly reduced the incidence of AO when compared to the antibiotic-soaked Gelfoam®. The study results were filed with the FDA and the Company was granted clearance by the agency in the fourth quarter 2001 to market the patch as a 510(k) device for management of AO.

Research and Development Summary

The following table outlines the status of the products and potential indications of the Company's products developed, planned or under development. There is no assurance of successful development, completion or regulatory approval of any product not yet on the market.

PRODUCTS AND POTENTIAL INDICATIONS DEVELOPED,
PLANNED OR UNDER DEVELOPMENT

PRODUCT OR POTENTIAL INDICATION	POTENTIAL MARKET APPLICATIONS	STATUS
Topical		
Dressings	Pressure and Vascular Ulcers	Marketed
Dressings	Diabetic Ulcers, Surgical Wounds	Marketed
Cleansers	Wounds	Marketed
Anti-fungal	Cutaneous Fungal Infection	Marketed
Hydrocolloids	Wounds	Marketed
Alginates	Wounds	Marketed
Oral		
Human		
Pain Reduction	Mucositis	Marketed
Dental		
Pain Reduction	Aphthous Ulcers, Oral Wounds	Marketed
Post Extraction Wounds	Oral Surgery	Marketed
Injectable		
Human		
Neutropenia	Neutropenia associated with cancer	Discovery
GelSite™ polymer (CR1013)	Drug delivery	Preclinical
Intranasal		
GelSite™ polymer (CR1013)	Vacinne delivery	Preclinical
Veterinary		
Adjunct for cancer	Fibrosarcoma	Marketed
Nutraceuticals		
Immune Enhancing Product	Manapol®/Maitake Gold 404®	Marketed
Immune Enhancing Product	Manapol®/Calcium Enriched	Clinical Evaluation

Licensing Strategy

The Company expects that prescription pharmaceutical products containing certain defined drug substances will require a substantial degree of development effort and expense. Before governmental approval to market any such product is obtained, the Company may license these products for certain indications to other pharmaceutical companies in the United States or foreign countries and require such licensees to undertake the steps necessary to obtain marketing approval in a particular country or for specific indications.

Similarly, the Company intends to license third parties to market products containing defined chemical entities for certain human indications when it lacks the expertise or financial resources to market such products effectively. If the Company is unable to enter into such agreements, it may undertake marketing the products itself for such indications. The Company's ability to market these products for specific indications will depend largely on its financial condition at the time and the results of related clinical trials. There is no assurance that the Company will be able to enter into any license agreements with third parties or that, if such license agreements are concluded, they will contribute to the Company's overall profits.

Raw Materials and Processing

The principal raw material used by the Company in its operations is the leaf of the plant known as *Aloe vera* L. Through patented processes, the Company obtains several bulk freeze-dried aloe extracts from the central portion of the *Aloe vera* L. leaf known as the gel. A basic bulk mannan, Acemannan Hydrogel™, is used as an ingredient in certain of the Company's proprietary wound and skin care products.

The Company owns a 405-acre farm in the Guanacaste province of northwest Costa Rica which currently has approximately 113 acres planted with *Aloe vera* L. The Company is currently performing a land reclamation project on the farm to increase productive acreage. Currently, the Company's need for leaves exceeds the supply of harvestable leaves from the Company's farm, requiring the purchase of leaves from other sources in Costa Rica at prices comparable to the cost of acquiring leaves from the Company's farm. The Company has entered into several supply agreements with local suppliers near the Company's factory. The Company anticipates that the local suppliers will be able to meet all of its requirements for leaves in 2003.

The Company has a 23% ownership interest in Aloe and Herbs International, Inc., ("Aloe & Herbs"), a Panamanian corporation formed for the purpose of establishing an *Aloe vera* L. farm in Costa Rica. The Company purchases leaves from Rancho Aloe, S.A., ("Rancho Aloe") a wholly owned subsidiary of Aloe & Herbs, which has a 5,000-acre farm in close proximity to the Company's farm, at a nominal price per kilogram of leaves supplied, with the final price payable to Rancho Aloe based upon the yield of the final product.

As of December 31, 2002, Rancho Aloe was providing an average of 67% of the Company's monthly requirement of leaves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for further information regarding the Company's relationship with Aloe & Herbs.

Manufacturing

Since 1995, the Company's manufacturing facility has been located in the Company's headquarters in Irving, Texas. The Company believes that this manufacturing facility has sufficient capacity to provide for the present line of products and to accommodate new products and sales growth. Final packaging of certain of the Company's wound care products is completed by outside vendors. The Company's calcium alginates, films, hydrocolloids, foam dressings, gel sheets, tablets, capsules, and freeze-dried products are being provided by third parties.

All of the Company's proprietary bulk pharmaceutical products and freeze-dried *Aloe vera* L. extracts are produced in its processing plant in Costa Rica. This facility has the ability to supply the bulk aloe raw materials requirements of the Company's current product lines and bulk material contracts for the foreseeable future. Certain liquid nutraceutical products which the Company provides to customers on a custom manufacturing basis are also produced at the Costa Rica facility. In addition, production of the Salicept™Patch has been transferred to the plant in Costa Rica to better meet anticipated market demands for the product for post extraction wounds and aphthous ulcers.

Competition

Research and Development. The biopharmaceutical field is expected to continue to undergo rapid and significant technological change. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies. Many of these companies have substantially greater capital resources, research and development staffs, facilities and expertise (in areas including research and development, manufacturing, testing, obtaining regulatory approvals and marketing) than the Company. This competition can be expected to become more intense as commercial applications for biotechnology and pharmaceutical products increase. Some of these companies may be better able than the Company to develop, refine, manufacture and market products which have application to the same indications as the Company is exploring. The Company understands that certain of these competitors are in the process of conducting human clinical trials of, or have filed applications with government agencies for approval to market certain products that will compete with the Company's products, both in its present wound care market and in markets associated with products the Company currently has under development.

Medical Services Division and Caraloe, Inc. The Company competes against many companies that sell products which are competitive with the Company's products, with many of its competitors using very aggressive marketing efforts. Many of the Company's competitors are substantially larger than the Company in terms of sales and distribution networks and have substantially greater financial and other resources. The Company's ability to compete against these companies will depend in part on the expansion of the marketing network for its products. The Company believes that the principal competitive factors in the marketing of its products are their quality, and that they are naturally based and competitively priced.

Governmental Regulation

The production and marketing of the Company's products, and the Company's research and development activities, are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drug devices for human use are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act, as amended (the "FFDC Act"), the regulations promulgated thereunder, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. For marketing outside the United States, the Company is subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement may vary widely from country to country.

Food and Drug Administration. The contents, labeling and advertising of many of the Company's products are regulated by the FDA. The Company is required to obtain FDA approval before it can study or market any proposed prescription drugs and may be required to obtain such approval for proposed nonprescription products. This procedure involves extensive clinical research, and separate FDA approvals are required at various stages of product development. The approval process requires, among other things, presentation of substantial evidence to the FDA, based on clinical studies, as to the safety and efficacy of the proposed product.

After approval, manufacturers must continue to expend time, money and effort in production and quality control to assure continual compliance with the current Good Manufacturing Practices regulations. Also, under the new program for harmonization between Europe and the U.S. and the ISO 9001 Certification Program, a company can, under certain circumstances after application, have a new drug approved under a process known as centralization rather than having to go through a country-by-country approval in the European Union.

Certain of the Company's wound and skin care products are registered with the FDA as "devices" pursuant to the regulations under Section 510(k) of the FFDC Act. A device is a product used for a particular medical purpose, such as to cover a wound, with respect to which no pharmacological claim can be made. A device which is "substantially equivalent" to another device existing in the market prior to May 1976 can be registered with the FDA under Section 510(k) and marketed without further testing. A device which is not "substantially equivalent" is subject to an FDA approval process similar to that required for a new drug, beginning with an Investigational Device Exemption and culminating in a Premarket Approval. The Company has sought and obtained all its device approvals under Section 510(k). The Company currently markets seven (7) products which require a prescription as medical devices.

Other Regulatory Authorities. The Company's advertising and sales practices are subject to regulation by the Federal Trade Commission (the "FTC"), the FDA and state agencies. The Company's processing and manufacturing plants are subject to federal, state and foreign laws and to regulation by the Bureau of Alcohol, Tobacco and Firearms of the Department of the Treasury and by the Environmental Protection Agency (the "EPA"), as well as the FDA and USDA.

The Company believes that it is in substantial compliance with all applicable laws and regulations relating to its operations, but there is no assurance that such laws and regulations will not be changed. Any such change may have a material adverse effect on the Company's operations.

The manufacturing, processing, formulating, packaging, labeling and advertising of products of the Company's subsidiary, Caraloe, are also subject to regulation by one or more federal agencies, including the FDA, the FTC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which Caraloe's products are distributed and in which Caraloe's products are sold. The FDA, in particular, regulates the formulation, manufacture and labeling of vitamin and other nutritional supplements.

The Dietary Supplement Health and Education Act of 1994 ("DSHEA") revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation created a new statutory class of "dietary supplement" which includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet. DSHEA grandfathered, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, requires evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe. The majority of the products marketed by Caraloe are classified as dietary supplements under DSHEA.

Both foods and dietary supplements are subject to the Nutrition Labeling and Education Act of 1990 (the "NLEA"), which prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is either pre-approved by the FDA or the subject of substantial government scientific publications and a notification to the FDA. To date, the FDA has approved the use of only limited health claims for dietary supplements. However, among other things, DSHEA amended, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g., "promotes cardiovascular health").

Advertising and label claims for dietary supplements and conventional foods have been regulated by state and federal authorities under a number of disparate regulatory schemes. There can be no assurance that a state will not interpret claims presumptively valid under federal law as illegal under that state's regulations, or that future FDA regulations or FTC decisions will not restrict the permissible scope of such claims.

Governmental regulations in foreign countries where Caraloe plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of Caraloe's products. Compliance with such foreign governmental regulations is generally the responsibility of Caraloe's distributors for those countries. These distributors are independent contractors over which Caraloe has limited control.

As a result of Caraloe's efforts to comply with applicable statutes and regulations, Caraloe has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. Caraloe cannot predict the nature of any future laws, regulations, interpretations or applications, nor can it determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

Patents and Proprietary Rights

As is industry practice, the Company has a policy of using patents, trademarks and trade secrets to protect the results of its research and development activities and, to the extent it may be necessary or advisable, to exclude others from appropriating the Company's proprietary technology. The Company's policy is to protect aggressively its proprietary technology by seeking and enforcing patents in a worldwide program.

The Company has obtained patents or filed patent applications in the United States and approximately 26 other countries in three series regarding the compositions of acetylated mannan derivatives, the processes by which they are produced and the methods of their use. The first series of patent applications, relating to the compositions of acetylated mannan derivatives and certain basic processes of their production, was filed in a chain of United States patent applications and its counterparts in the other 26 countries. The first United States patent application in this first series, covering the composition claims of acetylated mannan derivatives, matured into United States Patent No. 4,735,935 (the "935 Patent"), which was issued on April 5, 1988. United States Patent No. 4,917,890 (the "890 Patent") was issued on April 17, 1990 from a divisional application to the 935 Patent. This divisional application pertains to most of the remaining claims in the original application not covered by the 935 Patent. The 890 Patent generally relates to the basic processes of producing acetylated mannan derivatives, to certain specific examples of such processes and to certain formulations of acetylated mannan derivatives. Two other divisional applications covering the remaining claims not covered by the 890 Patent matured into patents, the first on September 25, 1990, as United States Patent No. 4,959,214, and the second on October 30, 1990, as United States Patent No. 4,966,892. Foreign patents that are counterparts to the foregoing United States patents have been granted in some of the member states of the European Economic Community and several other countries.

The second series of patent applications related to preferred processes for the production of acetylated mannan derivatives. One of them matured into United States Patent No. 4,851,224, which was issued on July 25, 1989. This patent is the subject of a Patent Cooperation Treaty application and national foreign applications in several countries. An additional United States patent based on the second series was issued on September 18, 1990, as United States Patent No. 4,957,907.

The third series of patent applications, relating to the uses of acetylated mannan derivatives, was filed subsequent to the second series. Three of them matured into United States Patent Nos. 5,106,616, issued on April 21, 1992; 5,118,673, issued on June 2, 1992, and 5,308,838, issued on May 3, 1994. The Company has filed a number of divisional applications to these patents, each dealing with specific uses of acetylated mannan derivatives. Patent Cooperation Treaty applications based on the parent United States applications have been filed designating a number of foreign countries where the applications are pending. In addition, the Company has also obtained a patent in the United States relating to a wound cleanser, U.S. Patent No. 5,284,833, issued on February 8, 1994.

The Company has obtained a patent in the United States relating to a therapeutic device made from freeze-dried complex carbohydrate hydrogel (U.S. Patent No. 5,409,703, issued on April 25, 1995). A Patent Cooperation Treaty application based on the parent United States application has been filed designating a number of foreign countries where the applications are pending.

The Company has obtained patents in the United States (U.S. Patent No. 5,760,102, issued on June 2, 1998) and Taiwan (Taiwan Patent No. 89390, issued on August 21, 1997) related to the uses of a denture adhesive and also a patent in the United States relating to methods for the prevention and treatment of infections in animals (U.S. Patent No. 5,703,060, issued on December 30, 1997).

The Company obtained a patent in the United States (U.S. Patent No.5,902,796, issued on May 11, 1999) related to the process for obtaining bioactive material from *Aloe vera* L.

The Company obtained an additional patent in the United States (U.S. Patent No. 5,929,051, issued on July 27, 1999) related to the composition and process for a new complex carbohydrate (pectin) isolated from *Aloe vera* L. Also obtained was a United States patent (U.S. Patent No. 5,925,357, issued on July 20, 1999) related to the process for a new *Aloe vera* L. product that maintains the complex carbohydrates with the addition of other substances normally provided by "Whole Leaf Aloe."

Additionally, the Company obtained a Japanese letters-patent (Patent No. 2888249, having a Patent Registration Date of February 19, 1999) for the use of acemannan (a) in a vaccine product; (b) in enhancing natural kill cell activity and in enhancing specific tumor cell lysis by white cells and/or antibodies; (c) in correcting malabsorption and mucosal cell maturation syndromes in man or animals; and (d) in reducing symptoms associated with multiple sclerosis.

The Company also received the grant of European Patent Application under No. 0611304, having the date of publication and mention of the grant of the patent of September 15, 1999. This European Letters Patent claims the use of acetylated mannan for the regulation of blood cholesterol levels and for the removal of plaque in blood vessels. A patent was also issued in South Korea. Applications are pending in Canada and Japan.

In addition, the Company obtained an Australian Patent (Patent No. 718631, having an Accepted Journal Date of April 20, 2000) on Uses of Denture Adhesive Containing Aloe Extract. On June 20, 2000 Singapore granted the Company a patent on Bioactive Factors of Aloe Vera Plants (P-No. 51748).

The Company received the grant of two U.S. patents (Patent No. 6,274,548 issued August 14, 2001, and Patent No. 6,313,103 issued November 6, 2001) associated with the use of pectins for purification, stabilization and delivery of certain growth factors. Other U.S. PCT applications on Aloe Pectin are pending. A U.S. patent application on growth factor and protease enzyme is also pending.

The Company obtained on September 25, 2002, a European Patent (Patent No. 0884994) which was validated in Great Britain, Germany (No. 69715827.6), France, Italy and Portugal associated with the uses of denture adhesive containing *Aloe Vera* L. extract.

In addition, the Company was issued on October 13, 2002, a Canadian Patent (No. 2,122,604) associated with the process for preparation of Aloe Products.

The Company also obtained on June 24, 2002, a Korean Patent (No. 343293) and on June 5, 2002, European Patent (No. 0705113) which was validated in Great Britain, France, Germany (No. 69430746.7-08), Italy and Austria associated with dried Hydrogel from Hydrophilic Hygroscopic Polymer.

The Company has filed and intends to file patent applications with respect to subsequent developments and improvements when it believes such protection is in the best interest of the Company. Although the scope of protection which ultimately may be afforded by the patents and patent applications of the Company is difficult to quantify, the Company believes its patents will afford adequate protection to conduct the business operations of the Company. However, there can be no assurance that (i) any additional patents will be issued to the Company in any or all appropriate jurisdictions, (ii) litigation will not be commenced seeking to challenge the Company's patent protection or such challenges will not be successful, (iii) processes or products of the Company do not or will not infringe upon the patents of third parties or (iv) the scope of patents issued to the Company will successfully prevent third parties from developing similar and competitive products. It is not possible to predict how any patent litigation will affect the Company's efforts to develop, manufacture or market its products.

The Company also relies upon, and intends to continue to rely upon, trade secrets, unpatented proprietary know-how and continuing technological innovation to develop and maintain its competitive position. The Company typically enters into confidentiality agreements with its scientific consultants, and the Company's key employees have entered into agreements with the Company requiring that they forbear from disclosing confidential information of the Company and assign to the Company all rights in any inventions made while in the Company's employ relating to the Company's activities. Accordingly, the Company believes that its valuable trade secrets and unpatented proprietary know-how are adequately protected.

The technology applicable to the Company's products is developing rapidly. A substantial number of patents have been issued to other biopharmaceutical companies. In addition, competitors have filed applications for, or have been issued, patents and may obtain additional patents and proprietary rights relating to products or processes competitive with those of the Company. To the Company's knowledge, acetylated mannan derivatives do not infringe any valid, enforceable United States patents. A number of patents have been issued to others with respect to various extracts of the *Aloe vera* L. plant and their uses and formulations, particularly in respect to skin care and cosmetic uses. While the Company is not aware of any existing patents which conflict with its current and planned business activities, there can be no assurance that holders of such other *Aloe vera* L.-based patents will not claim that particular formulations and uses of acetylated mannan derivatives in combination with other ingredients or compounds infringe, in some respect, on these other patents. In addition, others may have filed patent applications and may have been issued patents relating to products and technologies potentially useful to the Company or necessary to commercialize its products or achieve their business goals. There is no assurance that the Company will be able to obtain licenses of such patents on acceptable terms.

The Company has given the trade name Carrasyn® to certain of its products containing acetylated mannans. The Company has filed a selected series of domestic and foreign trademark applications for the marks Manapol® powder, Carrisyn®, Carrasyn® and CarraGauze®. Further, the Company has registered the trademark AVMP® Powder and the trade name Carrington® in the United States. In 1999, the Company obtained four additional registered trademarks in Brazil. The Company believes that its trademarks and trade names are valuable assets.

In June 2000, the Company obtained registration in the United States of its mark AloeCeuticals® for its skin care and nutritional supplement products.

In September 2002, the Company obtained registration in the United States of its mark "CaraKlenz®" for its proprietary wound cleanser product with that name.

In addition, applications for the registration marks ISG™, APEC™, GELSITE™ and ORAPATCH™ are pending in the U.S.

Employees

As of February 28, 2003, the Company employed 252 persons, of whom 45 were engaged in the operation and maintenance of its Irving, Texas processing plant, 130 were employed at the Company's facility in Costa Rica and the remainder were executive, research, quality assurance, manufacturing, administrative, sales, and clerical personnel. Of the total number of employees, 121 were located in Texas, 130 in Costa Rica and one in Puerto Rico. The Company considers relations with its employees to be good. The employees are not represented by a labor union.

ITEM 2. PROPERTIES.

The Company believes that all its farming property, manufacturing and laboratory facilities, as described below, and material farm, manufacturing and laboratory equipment are in satisfactory condition and are adequate for the purposes for which they are used, although the farm is not adequate to supply all of the Company's needs for *Aloe vera* L. leaves. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information regarding the Company's arrangements to purchase *Aloe vera* L. leaves.)

Walnut Hill Facility. The Company's corporate headquarters and principal U.S. manufacturing facility occupy all of the 35,000 square foot office and manufacturing building (the "Walnut Hill Facility"), which is situated on an approximately 6.6 acre tract of land located in the Las Colinas area of Irving, Texas. The Company owns the land and the building. The manufacturing operations occupy approximately 19,000 square feet of the facility, and administrative offices occupy approximately 16,000 square feet.

Laboratory and Warehouse Facility. The Company has leased a 51,200 square foot building in close proximity to the Walnut Hill facility for a ten-year term to house its Research and Development, Quality Assurance and Quality Control Departments. Laboratories and offices for DelSite are also located in this facility. In addition, the Company utilizes a portion of the building as warehouse space. The Company relocated those functions to this facility in the third quarter of 2001.

Warehouse and Distribution Facility. In February 2003, the Company leased a 58,130 square foot building for a term of five years for additional warehouse space. In addition, the Company relocated its distribution operations to this new facility.

Costa Rica Facility. The Company owns approximately 405 acres of land in the Guanacaste province of northwest Costa Rica. This land is being used for the farming of *Aloe vera* L. plants and for a processing plant to produce bulk pharmaceutical and injectable mannans and freeze-dried extracts from *Aloe vera* L. used in the Company's operations. The processing plant became operational in 1993.

ITEM 3. LEGAL PROCEEDINGS.

As reported in the Company's Form 10-Q Quarterly Report for the quarter ended March 31, 2001, on April 3, 2001, Arthur Singer, a former employee of the Company (the "Plaintiff"), filed a lawsuit in the United States District Court for the Eastern District of New York, Long Island Division. The suit alleges multiple causes of action against the Company and its chief executive officer (the "Defendants") and seeks to recover damages in excess of $4,000,000, plus legal fees and expenses. The Plaintiff, who was formerly employed by the Company as a sales representative, alleges among other things that the Company failed to pay the full amount of commissions owed to him; that the Defendants breached an alleged contract of employment with him; that the Company deprived him of the opportunity to exercise vested stock options, prevented some of his unvested stock options from vesting and caused all of his options to expire earlier than they otherwise would have; and that the Defendants misrepresented that the Company intended to retain him as an employee, fraudulently induced him to remain in its employ and breached an implied covenant of fair dealing.

On May 31, 2001, the Defendants filed a motion seeking to have the complaint dismissed or to have the case transferred to Texas. On August 28, 2001, the Defendants' motion to transfer was granted, and the case was transferred to the United States District Court for the Northern District of Texas, Dallas Division, as Case No. 01-CV-1776. The Defendants and Plaintiff have both filed motions for summary judgment which are pending before the Court. This case was originally scheduled for trial on March 3, 2003.

However, the Court has continued the trial on this matter until such time has it has ruled on the outstanding motions for summary judgment. The Company believes that the Plaintiff's claims are without merit and intends to defend the lawsuit vigorously.

On June 22, 2001, a lawsuit was filed by Swiss-American Products, Inc. ("the Plaintiff") against G. Scott Vogel and the Company in the 193rd Judicial District Court of Dallas County, Texas. The suit alleges, among other things, that Mr. Vogel, the Company's former Vice President, Operations, improperly obtained proprietary information of Swiss-American Products, Inc. from a former employer that manufactured products under contract for Plaintiff, and used that information on behalf of the Company, in breach of certain common law duties and a confidentiality agreement between his former employer and Plaintiff. The suit further alleges that Mr. Vogel and the Company ("Defendants") conspired to unlawfully disclose, convert and misappropriate Plaintiff's trade secrets.

The suit seeks temporary and permanent injunctive relief, including a permanent injunction prohibiting Defendants from disclosing or using to Plaintiff's disadvantage any confidential proprietary information belonging to Plaintiff which Mr. Vogel allegedly obtained from his former employer, or from developing or marketing products based on Plaintiff's formulas or other information allegedly taken from Mr. Vogel's former employer. The suit also seeks to recover damages in an unspecified amount from Defendants.

Defendants have filed a motion for sanctions against Plaintiff and its counsel for filing an affidavit containing statements that Defendants believe to be false and misleading and for making claims and seeking injunctive relief based in part on those statements. In addition, the Company has filed a counterclaim against Plaintiff, seeking to recover actual and exemplary damages for wrongful injunction and also seeking a declaratory judgment confirming the Company's right to manufacture for a third party a wound cleanser that is similar to a wound cleanser that Plaintiff has previously provided to that party.

Following a hearing on July 30, 2001, the trial court entered an order setting the case for trial on July 30, 2002 and granting a temporary injunction that prohibits Defendants from (i) disclosing or using any of Plaintiff's confidential, proprietary or trade secret information; (ii) developing or marketing a wound cleanser product that is the same or substantially the same as reflected in a formula that is at issue in the lawsuit (although this prohibition expressly does not apply to products actively manufactured and sold by the Company before January 1, 2001 using the exact same formula then in effect); and (iii) destroying, concealing, altering, removing or disposing of any documents, files, computer data or other things relating to Plaintiff or Mr. Vogel's former employer, or containing or referring to trade secrets or confidential or proprietary information of Plaintiff or Mr. Vogel's former employer. The Court continued the July 30, 2002 trial setting; the case is currently set for trial on May 6, 2003. The Company believes that Plaintiff's claims are without merit and intends to vigorously defend against those claims and pursue its counterclaim and motion for sanctions.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

The Company did not submit any matter to a vote of security holders during the fourth quarter of the fiscal year covered by this Annual Report.

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ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Common Stock of the Company is traded on the NASDAQ National Market under the symbol "CARN." The following table sets forth the high and low sales prices per share of the Common Stock for each of the periods indicated.

Fiscal 2001	High	Low
First Quarter	$1.38	$1.03
Second Quarter	1.68	1.00
Third Quarter	1.40	0.88
Fourth Quarter	1.15	0.84

Fiscal 2002	High	Low
First Quarter	$3.25	$1.07
Second Quarter	1.98	1.20
Third Quarter	1.33	0.95
Fourth Quarter	1.11	0.71

At March 11, 2003, there were 972 holders of record (including brokerage firms) of Common Stock.

The Company has not paid any cash dividends on the Common Stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

In March 2001, the Board of Directors authorized the repurchase of up to 1,000,000 shares, or approximately 10.3%, of the Company's outstanding Common Stock, dependent on market conditions. Under the authorization, purchases of Common Stock may be made on the open market or through privately negotiated transactions at such times and prices as are determined jointly by the Chairman of the Board and the President of the Company. The Board authorized the repurchase program based on its belief that the Company's stock is undervalued in light of the Company's future prospects and that it would be in the best interest of the Company and its shareholders to repurchase some of its outstanding shares. As of March 11, 2003, the Company had repurchased 2,400 of its outstanding Common Stock under the program.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA.

The selected consolidated financial data below should be read in conjunction with the consolidated financial statements of the Company and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial information for the five years ended December 31, 2002, is derived from the consolidated financial statements of the Company, of which the Statements have been audited by Ernst & Young LLP, independent public accountants.

(Dollars and numbers of shares in thousands except per share amounts)	Years ended December 31,				
	1998	1999	2000	2001	2002
OPERATIONS STATEMENT INFORMATION:					
Revenue:					
Net sales	$23,625	$28,128	$22,833	$15,115	$15,571
Royalty income	–	–	270	2,479	2,470
Total revenue	23,625	28,128	23,103	17,594	18,041
Costs and expenses:					
Cost of sales	10,870	13,640	12,782	9,803	11,739
Gross margin	12,755	14,488	10,321	7,791	6,302
Expenses:					
Selling, general and administrative	10,254	10,346	10,162	5,016	6,040
Research and development	2,589	2,434	2,979	2,442	1,701
Research and development, DelSite	–	–	–	–	1,879
Research and development, Aliminase™ clinical trial expenses	–	2,866	623	–	–
Charges related to ACI and Aloe & Herbs	1,750	–	–	–	–
Charges related to Oregon Freeze Dry, Inc.	–	1,042	223	–	–
Interest expense (income), net	(233)	(105)	(80)	(32)	19
Other expense (income), net	–	(62)	(110)	(13)	41
Income (loss) before income taxes	(1,605)	(2,033)	(3,476)	378	(3,378)
Provision for income taxes	10	–	–	–	–
Net income (loss)	$ (1,615)	$ (2,033)	$ (3,476)	$ 378	$(3,378)
Net income (loss) per common share – basic and diluted[1]	$ (0.17)	$ (0.22)	$ (0.36)	$ 0.04	$ (0.34)
Weighted average shares used in per share computations	9,320	9,376	9,545	9,743	9,889
BALANCE SHEET INFORMATION (as of December 31):					
Working capital	$ 9,716	$ 7,911	$ 6,275	$ 6,315	$ 3,989
Total assets	24,247	23,493	20,702	21,217	22,159
Total shareholders' investment	21,363	19,504	16,440	16,929	13,689

(1) For a description of the calculation of basic and diluted net income (loss) per share, see Note Twelve to the consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Background

The Company is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements. The Company is comprised of two business segments. See Note Thirteen to the unaudited condensed consolidated financial statements for financial information about these business segments. The Company sells prescription and nonprescription human and veterinary products through its Medical Services Division. Through Caraloe, Inc., its consumer products subsidiary, the Company sells consumer and bulk raw material products and also provides product development and manufacturing services to customers in the cosmetic, nutraceutical and medical markets. The Company's research and product portfolio are based primarily on complex carbohydrates isolated from the *Aloe vera* L. plant.

In October 2001, the Company incorporated, a wholly-owned subsidiary named DelSite Biotechnologies, Inc. ("DelSite"). DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary GelSite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients.

Liquidity and Capital Resources

At December 31, 2002 and 2001, the Company held cash and cash equivalents of $3,636,000 and $3,454,000, respectively, an increase of $182,000. Net cash used in operating activities in 2002 was $1,365,000, as compared to cash provided by operating activities in 2001 of $1,275,000. The Company received royalty payments totaling $2,875,000 in 2002 under its licensing agreement with Medline. In addition, the Company received an advance on future royalty payments due from Medline of $2.0 million which was recorded in the Company's financial statements as a loan to be repaid in quarterly installments through September 2005. See Part I for discussions regarding agreements with Medline. Significant cash outflows during 2002 included a $378,000 investment in property and equipment and $1.0 million for the acquisition of the custom division of CBI. Customers with significant accounts receivable balances at the end of 2002 included Mannatech, Inc. ($1,320,000) and Medline Industries ($610,000), and of these amounts, $1,864,000 has been collected as of February 28, 2003.

In March 2003 the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is U.S. Prime Rate plus 2.0%. The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by the Company in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan will be used in the Company's operations.

The Company had no additional material capital commitments as of that date other than its leases and agreements with suppliers.

In July 1998 the Company provided a $187,000 cash advance to Rancho Aloe, which is evidenced by a note receivable, due in installments, with payments being made monthly based upon farm production. The Company also advanced $300,000 to Aloe & Herbs in November 1998 for the acquisition of an irrigation system to improve production on the farm and allow harvesting of leaves year-round. The Company was also granted a five-year warrant to purchase 300,000 shares of common stock of Aloe & Herbs. In the fourth quarter of 1998, the Company fully reserved all amounts owed to it by Aloe & Herbs, in the total amount of $487,000, due to the start-up nature of the business. In 2002, the Company received payments totaling $19,000 from Aloe & Herbs against the amount due.

In November 1997, the Company entered into a financing arrangement with Comerica Bank-Texas ("Comerica"). The arrangement was composed of a $3,000,000 line of credit structured as a demand note without a stated maturity date and with an interest rate equal to the Comerica prime rate. The line of credit is collateralized by the Company's accounts receivable and inventory. This credit facility is used for operating needs, as required. In October 2002, the Company entered into a credit agreement with Comerica which further defined the credit arrangement, including certain covenants. As of December 31, 2002, the Company was in compliance with all such covenants. As of December 31, 2002, there was a $1,587,000 balance owed to Comerica under the terms of the financing agreement.

In December 2002, the Company entered into an agreement with Medline for accelerated payment of $2.0 million of the royalties due under the Distributor and License Agreement. The royalty acceleration agreement provides for each of the remaining quarterly royalty payments due to be paid to the Company by Medline to be reduced by equal amounts, the sum of which offsets the royalty advance. In addition, the Company will pay Medline interest on the advance at the rate of 6.5% per year on the outstanding balance of the advance. The Company has accounted for this transaction in its financial statement as if it were a loan.

In December 2002, the Company acquired the assets of the custom division of Cosmetic Beauty Innovations (CBI) for $1.0 million plus a royalty on the Company's sales to custom division customers for five years and up to $700,000 for useable inventories. The CBI custom division provided product development and manufacturing services to customers in the cosmetic and skin care markets. Included in the purchase were intellectual property, certain inventories and specified pieces of equipment. The Company will provide services to these customers through the Caraloe, Inc. development and manufacturing services group. The Company began producing products for the transferring CBI customers in February 2003 at its Irving, Texas facility.

The Company is seeking approximately $1.0 million in additional financing to be used as working capital in 2003 and 2004. The Company anticipates that such borrowings, together with the expected cash flows from operations, will provide the funds necessary to finance its current operations, including expected levels of research and development. However, the Company does not expect that its current cash resources will be sufficient to finance future major clinical studies and costs of filing new drug applications necessary to develop its products to their full commercial potential. Additional funds, therefore, may need to be raised through equity offerings, borrowings, licensing arrangements or other means, and there is no assurance that the Company will be able to obtain such funds on satisfactory terms when they are needed.

In March 2001, the Board of Directors authorized the Company to repurchase up to one million shares of its outstanding Common Stock. See "Market for Registrant's Common Equity and Related Stockholder Matters" above. The Company believes it has the financial resources necessary to repurchase shares from time to time pursuant to the Board's repurchase authorization.

The Company is subject to regulation by numerous governmental authorities in the United States and other countries. Certain of the Company's proposed products will require governmental approval prior to commercial use. The approval process applicable to pharmaceutical products and therapeutic agents usually takes several years and typically requires substantial expenditures. The Company and any licensees may encounter significant delays or excessive costs in their respective efforts to secure necessary approvals. Future United States or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's or any licensees' products. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested could delay or preclude the Company or any licensees from marketing their products, or could limit the commercial use of the products, and thereby have a material adverse effect on the Company's liquidity and financial condition.

Results of Operations

Fiscal 2002 Compared to Fiscal 2001

Total revenues were $18,041,000 in 2002, compared with $17,594,000 in 2001. Total sales in the Company's Medical Services Division were $8,394,000 in 2002 as compared to $10,400,000 in 2001 and total sales in the Company's Caraloe, Inc. subsidiary were $9,647,000 in 2002 as compared to $7,194,000 in 2001.

Total sales of the Company's wound and skin care products in 2002 were $5,855,000 as compared with $7,921,000 in 2001. The decrease in wound care revenue was primarily due to a $2.2 million decrease in orders from Medline, the Company's exclusive domestic distributor. A portion of the decrease can be attributed to initial stocking orders made by Medline in early 2001, as the distribution agreement was implemented. Additionally, the Company's products are facing increasing competitive pressure from low-end, commodity-type products which is eroding its market share. Educational efforts are underway to support the distributors sales efforts in product differentiation, performance and net cost of therapy to the customer. The Company has also initiated selective advertisements to support its brand.

Partially offsetting the decrease in domestic wound care sales was an increase in sales to international customers. The Company sells its wound care products to international distributors, primarily in Europe and Central and South America. Total international wound care sales in 2002 were $534,000 as compared to $386,000 in 2001, with the increase primarily due to increased sales in Latin America.

Sales of the Company's oral technology products decreased from $129,000 in 2001 to $56,000 in 2002 due primarily to the loading of inventory by a significant international customer in 2001.

The Company recorded royalty revenue in 2002 of $2,470,000 relating to the exclusive Licensing and Distribution agreement with Medline as compared to $2,479,000 in 2001.

Of the total Caraloe, Inc. sales in 2002, $6,493,000 was related to the sale of bulk Manapol® powder. Caraloe currently sells bulk Manapol® powder to a major customer under a three-year, non-exclusive supply and licensing agreement. The current agreement expires in August 2003. Sales to this customer increased from $5,192,000 in 2001 to $6,366,000 in 2002.

Caraloe also sells its AloeCeuticals® line of immune-enhancing dietary supplements containing Manapol®, which are available in liquid, capsule and tablet forms. These products are sold directly to health and nutrition stores and broker/distributors. They are also sold through the Company's Internet sites. Sales of these products in 2001 and 2002 totaled $538,000 and $532,000, respectively.

Caraloe continued to develop its contract manufacturing business during 2002. Caraloe manufactures a variety of products that can be filled using the Company's current equipment including gels, creams, lotions and drinks. Total contract manufacturing sales in 2002 were $2,622,000 compared with $1,144,000 in 2001. Of the $1,478,000 increase, $845,000 was attributable to products the Company produced for Medline under a supply agreement entered into in December 2000, whereby the Company manufactures Medline's own branded skin care products for them on a contract basis.

Cost of goods sold increased from $9,803,000 in 2001 to $11,739,000 in 2002, or 19.7%. As a percentage of sales, cost of sales increased from 55.7% to 65.1%. The increase in the cost of goods sold percentage was largely attributable to a significant shift in sales mix toward lower margin contract manufactured products. The Company experienced significant unfavorable variances associated with its manufacturing processes in its Irving, Texas facility due to lower manufacturing volumes associated with the decrease in its wound care sales.

The Company also experienced significant unfavorable variances associated with its manufacturing processes in its Costa Rica facility due to lower manufacturing volumes for Manapol® powder through much of the year. Increased sales of Manapol® powder in the fourth quarter of 2002 prompted the Company to increase its production of Manapol® at the end of the year, thereby eliminating the unfavorable variances through the first quarter of 2003.

Selling, general and administrative expenses ("SG&A") increased to $6,040,000 from $5,016,000, or 20.4%. The 2001 balance included a one-time favorable adjustment of $211,000 to reduce the Company's franchise tax liability. The Company recorded additional distribution expenses in 2002 of $285,000, which was primarily due to increased shipping volume and increased facility costs associated with the distribution facility leased in October 2001. The Company recorded additional selling expense in 2002 of $201,000, primarily in the areas of salaries, travel, literature and advertising, in support of efforts to grow total sales. The Company also recorded additional administrative expenses in 2002 of $327,000, primarily in the areas of information systems, training, professional fees and travel as part of an effort to improve the infrastructure of the Company and position it for future growth.

Research and development ("R&D") expenses in support of the Company's ongoing operations decreased to $1,701,000 in 2002 from $2,442,000 in 2001, or 30.3%. This decrease resulted from the Company's efforts to refocus the activities of this group toward services in support of manufacturing, including formulation design, formulation modifications and re-engineering, technology transfer to the manufacturing suite and stability studies. DelSite operates independently from the Company's research and development program and is responsible for the research, development and marketing of the Company's proprietary Gelsite™ technology for controlled release and delivery of bioactive pharmaceutical ingredients. DelSite began operations in January 2002 and its expenses in support of this mission totaled $1,879,000 in 2002. Combined research and development expenses totaled $3,580,000 in 2002, an increase of 46.6% over 2001.

Net interest expense of $41,000 was recorded in 2002 versus net interest income of $32,000 in 2001, with the variance primarily due to lower interest rates earned on investments in 2002 and increased Company borrowings.

There was no provision for income taxes in 2002 due to the Company's utilization of net operating loss carryforwards. The Company has provided a valuation allowance against all deferred tax asset balances at December 31, 2002 and 2001 due to uncertainty regarding realization of the asset.

The Company's net loss for 2002 was $3,378,000, versus a net income of $378,000 for 2001. The 2002 net loss was due to reduced gross margins resulting from the mix of products sold and from plant operating variances, as well as additional operating expenses incurred in defense of litigation and in support of positioning business for future growth. Results in 2001 benefited from higher unit volume sales of wound care products, lower production costs and a one time gain of $211,000 from adjustments to franchise tax liabilities booked in prior periods. The loss per share in 2002 was $0.34, compared to earnings per share of $0.04 in 2001.

Fiscal 2001 Compared to Fiscal 2000

Total revenues were $17,594,000 in 2001, compared with $23,103,000 in 2000. Total sales of the Company's wound and skin care products in 2001 were $7,921,000 as compared to $11,971,000 in 2000. The decrease in wound and skin care revenue was primarily effected by the distribution agreement with Medline which significantly lowered the Company's selling prices for these products in exchange for Medline assuming all of the selling, marketing and distribution activities and the related costs, and paying the Company a royalty. The Company recorded royalty income of $2.5 million in 2001 related to this agreement. Partially offsetting this revenue reduction due to pricing was a 10% increase in unit volume in 2001 as compared to 2000.

The Company also sells products to international distributors, primarily in Europe, and Central and South America. Total international sales in 2001 were $1,315,000 as compared to $1,343,000 in 2000. Included in the 2001 amount were sales of $386,000 of wound care products, which was a decrease of $153,000 from 2000.

Sales of the Company's oral technology products increased from $68,000 in 2000 to $129,000 in 2001 because of significantly increased sales of the product to an international customer. Included in this line are products for the management of oral mucositis/stomatitis and oral lesions and ulcers.

Of the 2001 total Caraloe sales, $5,367,000 was related to the sale of bulk Manapol® powder. Caraloe currently sells bulk Manapol® powder to a major customer under a three-year, non-exclusive supply and licensing agreement. The current agreement has been extended and expires in August 2003. Sales to this customer decreased from $8,794,000 in 2000 to $5,192,000 in 2001.

In July 1999, Caraloe launched its new AloeCeuticals® line of immune-enhancing dietary supplements containing Manapol®, which are available in liquid, capsule and tablet forms. These products are sold directly to health and nutrition stores and broker/distributors. They are also sold through the Company's Internet sites. Sales of these products in 2000 and 2001 totaled $446,000 and $538,000, respectively.

Caraloe also continued to develop its contract manufacturing business during 2001. Caraloe manufactures a variety of products that can be filled using the Company's current equipment including gels, creams, lotions and drinks. Total contract manufacturing sales in 2001 were $1,144,000 compared with $779,000 in 2000.

Cost of sales decreased from $12,782,000 in 2000 to $9,803,000 in 2001, or 23.3%. As a percentage of sales, cost of sales increased from 55.3% to 55.7%. The increase in the cost of goods sold percentage was largely attributable to lower wound care pricing as a result of the distribution agreement with Medline. Offsetting this was a change in product mix caused by the decline in lower margin Manapol® sales as well as increased efficiency in the operation of the Company's manufacturing plant in the United States.

Selling, general and administrative expenses ("SG&A") decreased to $5,016,000 from $10,162,000, or 50.6%. Included in this decrease was a $4,550,000 reduction in selling and marketing expenses for wound care products directly related to the Medline Agreement and Medline's acquisition of the Company's sales force that existed on December 1, 2000. Additionally, the Company took advantage of the reduced administrative burdens of supporting the sales force by reducing costs in all departments affected by the reduction in sales personnel. The Company also recorded a one-time favorable adjustment of $211,000 to adjust its accrued franchise tax liability to actual.

Research and development ("R&D") expenses decreased to $2,442,000 in 2001 from $3,602,000 in 2000, or 32.2%. This decrease was primarily the result of a reduction of $623,000 in expenditures for the unsuccessful Aliminase™ clinical trial as well as refocusing efforts and priorities within the department. The Company continued its efforts in basic research during 2001, including work on a new and unique complex carbohydrate (CR1013) which has potential near-term utility in the area of drug delivery. Also included in total R&D activities during 2001 were various small clinical trials designed to collect data in support of the Company's products.

Net interest income of $32,000 was realized in 2001 versus $80,000 in 2000, with the variance primarily due to lower interest rates in 2001.

There was no provision for income taxes in 2001 due to the Company's utilization of net operating loss carryforwards. The Company has provided a valuation allowance against all deferred tax asset balances at December 31, 2001 and 2000 due to uncertainty regarding realization of the asset.

The Company's net income for 2001 was $378,000, versus a net loss of $3,476,000 for 2000. The 2001 net income was due to the operating efficiencies occurring as a result of the distribution agreement with Medline Industries, lower production costs as well as increased unit sales in 2001 of the Company's wound and skin care products. 2001 results benefited from a one time gain of $200,000 from adjustments to state tax liabilities booked in prior periods. The loss in 2000 was primarily attributable to lower selling prices for wound care products and lower volumes of Manapol® sales, high selling and marketing costs for wound care products and final costs for the Aliminase Clinical Trial. The net income per share was $0.04 in 2001, compared to a net loss per share of $0.36 in 2000.

Impact of Inflation

The Company does not believe that inflation has had a material impact on its results of operations.

Critical Accounting Policies

Management has identified the following accounting policies as critical. The Company's accounting policies are more fully described in Note Two of the Financial Statements. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenues, product returns, bad debts and inventories. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company records estimated reductions to revenue for incentive offerings including promotions and other volume-based incentives as well as estimates for returns based upon recent history. If market conditions were to decline or inventory was in danger of expiring or becoming obsolete, the Company may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Additionally, if demand for the Company's product were to drop, the Company's distributors may request return of product for credit causing a need to re-evaluate and possibly increase the reserve for product returns. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Forward Looking Statements

All statements other than statements of historical fact contained in this report, including but not limited to statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations (and similar statements contained in the Notes to Consolidated Financial Statements) concerning the Company's financial position, liquidity, capital resources and results of operations, its prospects for the future and other matters, are forward-looking statements. Forward-looking statements in this report generally include or are accompanied by words such as "anticipate", "believe", "estimate", "expect", "intend", "will", "would", "should" or words of similar import. Such forward-looking statements include, but are not limited to, statements regarding the ability of local suppliers of *Aloe vera* L. leaves in Costa Rica to supply the Company's need for leaves; the condition, capacity and adequacy of the Company's manufacturing and laboratory facilities and equipment; the adequacy of the protection that the Company's patents provide to the conduct of its business operations; the adequacy of the Company's protection of its trade secrets and unpatented proprietary know-how; the Company's belief that the claims of the Plaintiffs identified under Item 3 of Part I of this report are without merit; the adequacy of the Company's cash resources and cash flow from operations to finance its current operations; and the Company's intention, plan or ability to repurchase shares of its outstanding Common Stock, to initiate, continue or complete clinical and other research programs, to obtain financing when it is needed, to fund its operations from revenue and other available cash resources, to enter into licensing agreements, to develop and market new products and increase sales of existing products, to obtain government approval to market new products, to file additional patent applications, to rely on trade secrets, unpatented proprietary know-how and technological innovation, to reach satisfactory resolutions of its disputes with third parties, to reach a satisfactory agreement with its supplier of freeze-dried products, to acquire sufficient quantities of *Aloe vera* L. leaves from local suppliers at significant savings, to collect the amounts owed to it by its distributors, customers and other third parties, and to use its tax loss carryforwards before they expire, as well as various other matters.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, no assurance can be given that such expectations will prove correct. Factors that could cause the Company's results to differ materially from the results discussed in such forward-looking statements include but are not limited to the possibilities that the Company may be unable to obtain the funds needed to carry out large scale clinical trials and other research and development projects, that the results of the Company's clinical trials may not be sufficiently positive to warrant continued development and marketing of the products tested, that new products may not receive required approvals by the appropriate government agencies or may not meet with adequate customer acceptance, that the Company may not be able to obtain financing when needed, that the Company may not be able to obtain appropriate licensing agreements for products that it wishes to market or products that it needs assistance in developing, that the Company's efforts to improve its sales and reduce its costs may not be sufficient to enable it to fund its operating costs from revenues and available cash resources, that one or more of the customers that the Company expects to purchase significant quantities of products from the Company or Caraloe may fail to do so, that competitive pressures may require the Company to lower the prices of or increase the discounts on its products, that the Company's sales of products it is contractually obligated to purchase from suppliers may not be sufficient to enable and justify its fulfillment of those contractual purchase obligations, that other parties who owe the Company substantial amounts of money may be unable to pay what they owe the Company, that the Company's patents may not provide the Company with adequate protection, that the Company's manufacturing facilities may be inadequate to meet demand, that the Company's distributors may be unable to market the Company's products successfully, that the Company may not be able to resolve its disputes with third parties in a satisfactory manner, that the Company may be unable to reach a satisfactory agreement with its supplier of freeze-dried products or with other important suppliers, that the Company may not be able to use its tax loss carryforwards before they expire, that the Company may not have sufficient financial resources necessary to repurchase shares of its outstanding Common Stock, and that the Company may be unable to produce or obtain, or may have to pay excessive prices for, the raw materials or products it needs.

All forward-looking statements in this report are expressly qualified in their entirety by the cautionary statements in the two immediately preceding paragraphs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Currency

The Company's manufacturing operation in Costa Rica accounted for 37.5% of cost of sales for the year ended December 31, 2002. As a result, the Company's financial results could be significantly affected by factors such as changes in foreign currency exchange rates or economic conditions in Costa Rica. When the U.S. Dollar strengthens against the Costa Rica Colón, the cost of sales decreases. During 2002, the exchange rate from U.S. Dollars to Costa Rica Colónes increased by 11.3% to 340 at December 31, 2002. The effect of an additional 10% strengthening in the value of the U.S. Dollar relative to the Costa Rica Colónes in 2002 would have resulted in an increase of $66,300 in gross profit. The Company's sensitivity analysis of the effects of changes in foreign currency rates does not factor in a potential change in sales levels or local currency prices.

Sales of products to foreign markets comprised 7.9% of sales for 2002. These sales are generally denominated in U.S. Dollars. The Company does not believe that changes in foreign currency exchange rates or weak economic conditions in foreign markets in which the Company distributes its products would have a significant effect on operating results. If sales to foreign markets increase in future periods, the effects could become significant.

For quantitative and qualitative disclosures about market risk related to the supply of *Aloe vera* L. leaves, see "Business."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The response to Item 8 is submitted as a separate section of this Form 10-K. See Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no changes in or disagreements with the Company's independent public accountants on accounting matters or financial disclosure.

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PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by Item 10 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Election of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement relating to its 2002 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2002.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by Item 11 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Executive Compensation" in the Company's definitive Proxy Statement relating to its 2003 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2002.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information required by Item 12 of Form 10-K is hereby incorporated by reference from the information appearing under the captions "Security Ownership of Management" and "Principal Shareholders" in the Company's definitive Proxy Statement relating to its 2002 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2002.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information, if any, required by Item 13 of Form 10-K is hereby incorporated by reference from the information appearing under the caption "Certain Transactions", if any, in the Company's definitive Proxy Statement relating to its 2003 annual meeting of shareholders, which will be filed pursuant to Regulation 14A within 120 days after the Company's fiscal year ended December 31, 2002.

ITEM 14. CONTROLS AND PROCEDURES.

With the participation of management, the Company's Chief Executive Officer and its Chief Financial Officer evaluated the Company's disclosure controls and procedures within 90 days of the filing of this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within an entity have been detected. Subsequent to the date of the most recent evaluation of the Company's internal controls, there were no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

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PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a) (1) Financial Statements.

Reference is made to the index on page F-1 for a list of all financial statements filed as a part of this Annual Report.

(2) Financial Statement Schedules.

Reference is made to the index on page F-1 for a list of one financial statement schedule filed as a part of this Annual Report.

(3) Exhibits.

Reference is made to the Index to Exhibits on pages E-1 through E-7 for a list of all exhibits to this report.

(b) Reports on Form 8-K.

The Company filed a Form 8-K Report dated December 23, 2002, to report the Acquisition of certain assets of the Custom Division of Creative Beauty Innovations, Inc.

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CARRINGTON LABORATORIES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

Consolidated Financial Statements of the Company:

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	December 31, 2001	December 31, 2002
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 3,454	$ 3,636
Accounts receivable, net of allowance for doubtful accounts of $100 and $110 December 31, 2001 and 2002, respectively	1,622	2,370
Inventories, net	5,338	4,333
Prepaid expenses	189	603
Total current assets	10,603	10,942
Property, plant and equipment, net	10,404	10,065
Customer relationships, net	–	893
Other assets, net	210	259
Total assets	$21,217	$22,159
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current Liabilities:		
Line of credit	$ 763	$ 1,587
Accounts payable	1,099	1,458
Accrued liabilities	884	1,256
Current portion of long-term debt and capital lease obligations	–	730
Deferred revenue	1,542	1,922
Total current liabilities	4,288	6,953
Long-term debt and capital lease obligations	–	1,517
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value, 30,000,000 shares authorized, 9,809,087 and 9,967,938 shares issued at December 31, 2001 and 2002, respectively	98	100
Capital in excess of par value	52,429	52,568
Accumulated Deficit	(35,598)	(38,976)
Treasury stock at cost, 0 and 2,400 shares at December 31, 2001 and 2002, respectively	–	(3)
Total shareholders' equity	16,929	13,689
Total liabilities and shareholders' equity	$21,217	$22,159

The accompanying notes are an integral part of these balance sheets.

Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2000	2001	2002
Revenues:			
Net product sales	$22,833	$15,115	$15,571
Royalty income	270	2,479	2,470
Total revenues	23,103	17,594	18,041
Cost of sales	12,782	9,803	11,739
Gross margin	10,321	7,791	6,302
Expenses:			
Selling, general and administrative	10,162	5,016	6,040
Research and development	2,979	2,442	1,701
Research and development, DelSite	–	–	1,879
Research and development, Aliminase™ clinical trial expenses	623	–	–
Charges related to Oregon Freeze Dry, Inc.	223	–	–
Other expense (income)	(110)	(13)	19
Interest expense (income), net	(80)	(32)	41
Net income (loss) before income taxes	(3,476)	378	(3,378)
Provision for income taxes	–	–	–
Net income (loss)	$(3,476)	$ 378	$ (3,378)
Basic and diluted earnings (loss) per share	$ (0.36)	$ (0.04)	$ (0.34)
Basic and diluted average shares outstanding	9,545	9,743	9,889

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
For the Years Ended December 31, 2000, 2001 and 2002
(Amounts in thousands)

	Common Stock		Capital in Excess of	Accumulated	Treasury Stock		
	Shares	Amount	Par Value	Deficit	Shares	Amount	Total
January 1, 2000	9,395	$ 94	$51,910	$(32,500)	–	$ –	$19,504
Issuance of common stock for employee stock purchase plan	170	2	173	–	–	–	175
Issuance of common stock for stock option plan	94	1	236	–	–	–	237
Net loss	–	–	–	(3,476)	–	–	(3,476)
December 31, 2000	9,659	97	52,319	(35,976)	–	–	16,440
Issuance of common stock for employee stock purchase plan	150	1	110	–	–	–	111
Net income	–	–	–	378	–	–	378
December 31, 2001	9,809	98	52,429	(35,598)	–	–	16,929
Issuance of common stock for employee stock purchase plan	149	2	126	–	–	–	128
Issuance of common stock for stock option plan	10	–	13	–	–	–	13
Treasury stock purchase	–	–	–	–	2	(3)	(3)
Net loss	–	–	–	(3,378)	–	–	(3,378)
December 31, 2002	9,968	$100	$52,568	$(38,976)	2	$ (3)	$13,689

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Years Ended December 31,		
	2000	2001	2002
Operating activities:			
Net income (loss)	$(3,476)	$ 378	$(3,378)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Provision for bad debts	116	55	38
Provision for inventory obsolescence	316	91	135
Depreciation and amortization	1,043	1,050	1,087
Loss on disposal of assets	65	–	21
Charge related to Oregon Freeze Dry, Inc.	223	–	–
Changes in operating assets and liabilities:			
Accounts receivable, net	1,392	504	(786)
Inventories	294	(706)	870
Prepaid expenses	390	(6)	(414)
Other assets	515	(117)	(49)
Accounts payable and accrued liabilities	(1,328)	(849)	731
Deferred revenue	667	875	380
Net cash provided by (used in) operating activities	217	1,275	(1,365)
Investing activities:			
Cash paid in purchase of business, net of cash acquired	–	–	(1,001)
Purchases of property, plant and equipment	(445)	(1,132)	(378)
Net cash used in investing activities	(445)	(1,132)	(1,379)
Financing activities:			
Borrowings on line of credit	563	–	824
Proceeds from debt issuances	–	–	2,000
Principal payments on debt and capital lease obligations	–	–	(36)
Issuances of common stock	412	111	141
Treasury stock purchased	–	–	(3)
Net cash provided by financing activities	975	111	2,926
Net increase in cash and cash equivalents	747	254	182
Cash and cash equivalents at beginning of year	2,453	3,200	3,454
Cash and cash equivalents at end of year	$ 3,200	$ 3,454	$ 3,636
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest	$ 40	$ 58	$ 61
Cash paid during the year for income taxes	–	–	–

The accompanying notes are an integral part of these statements.

NOTE ONE. BUSINESS

Carrington Laboratories, Inc. (the "Company") is a research-based biopharmaceutical, medical device, raw materials and nutraceutical company engaged in the development, manufacturing and marketing of naturally-derived complex carbohydrates and other natural product therapeutics for the treatment of major illnesses, the dressing and management of wounds and nutritional supplements.

The Company's Medical Services Division offers a comprehensive line of wound management products to hospitals, alternative care facilities, cancer centers and the home health care market. The Company and Medline Industries, Inc. ("Medline") entered into a Distributor and License Agreement dated November 3, 2000, under which the Company granted to Medline the exclusive right, subject to certain limited exceptions, to distribute all of the Company's wound and skin care products (the "Products") in the United States, Canada, Puerto Rico and the Virgin Islands for a term of five years that began December 1, 2000. The agreement provides that Carrington will continue to manufacture its existing line of Products and sell them to Medline at specified prices. The prices, which are generally firm for the first two years of the contract term, are thereafter subject to adjustment not more than once each year to reflect increases in manufacturing cost.

The agreement also grants Medline a nonexclusive license to use certain of the Company's trademarks in connection with the marketing of the Products. In addition, it permits Medline, if it so elects, to use those trademarks in connection with the marketing of various Medline products and other products not manufactured by the Company (collectively, "Other Products").

The agreement requires Medline to pay the Company a base royalty totaling $12,500,000 in quarterly installments that began on December 1, 2000. In addition to the base royalty, if Medline elects to market any of the Other Products under any of the Company's trademarks, Medline must pay the Company a royalty of between one percent and five percent of Medline's aggregate annual net sales of the Products and the Other Products, depending on the amount of the net sales, except that the royalty on certain high volume commodity products will be two percent.

Caraloe, Inc., a subsidiary, markets or licenses consumer products and bulk raw material products. Principal sales of Caraloe, Inc., are bulk raw material products which are sold to United States manufacturers who include the high quality extracts from *Aloe vera* L. in their finished products. Caraloe also provides product development and manufacturing services to Customers in the cosmetic, nutraceutical and medical markets.

The Company formed a subsidiary, DelSite Biotechnologies, Inc., in October 2001 as a vehicle to further the development and commercialization of its new proprietary complex carbohydrate (Gelsite™ polymer) that the Company is developing for use as a drug and vaccine delivery system.

In December 2002 the Company entered into an agreement to acquire certain assets of the Custom Division of Creative Beauty Innovations, Inc. ("CBI"), including specialized manufacturing customer information, intellectual property and equipment. CBI is a privately held manufacturer of skin and cosmetic products with operations in Carrollton, Texas.

Under the agreement, the Company paid CBI $501,000 at closing and deposited $500,000 in escrow, which was released to CBI on February 28, 2003. In addition, Carrington agreed (i) to purchase inventory of CBI for an amount not greater than $700,000, to be paid six months after closing and (ii) to pay CBI an amount equal to 9.0909% of Carrington's net sales up to $6.6 million per year and 8.5% of Carrington's net sales over $6.6 million per year of CBI products to CBI's existing customers for the next five years. The acquired assets include equipment and other physical property previously used by CBI's Custom Division to compound and package cosmetic formulations of liquids, creams, gels and lotions into bottles, tubes or cosmetic jars. Carrington intends to use these assets in a substantially similar manner. The Company will provide services to these customers through the Caraloe, Inc. development and manufacturing services group. The Company recorded $100,000 for the purchase of equipment and $901,000 for the purchase of customer relationship intangibles in connection with the acquisition. No inventory had been purchased as of December 31, 2002.

The Company's products are produced at its plants in Irving, Texas and Costa Rica. A portion of the *Aloe vera* L. leaves used for manufacturing the Company's products are grown on a Company-owned farm in Costa Rica. The remaining leaves are purchased from other producers in Costa Rica.

NOTE TWO. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Carrington Laboratories, Inc., and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS. The Company's policy is that all highly liquid investments purchased with a maturity of three months or less at date of acquisition are considered to be cash equivalents unless otherwise restricted.

INVENTORY. Inventories are recorded at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at cost less accumulated depreciation. Land improvements, buildings and improvements, furniture and fixtures and machinery and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements and equipment under capital leases are amortized over the terms of the respective leases or the estimated lives of the assets, whichever is less.

LONG-LIVED ASSETS. In October 2001, the Financial Accounting Standards Board issued a Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (FAS 144). The Company adopted FAS 144 on January 1, 2002. In accordance with FAS 144, the Company reviews long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There have been no impairment charges recorded in the years presented.

CUSTOMER RELATIONSHIPS. In connection with the CBI acquisition described in Note One, the Company recorded a finite-lived intangible asset of $901,000 for customer relationships acquired. The Company will amortize this intangible asset over five years, which is based on the estimated contractual life of the agreeement. Future amounts paid to the sellers based on a percentage of sales of CBI products as described in Note One will be recorded as an expense in the same period the corresponding sales are recorded. The Company recorded amortization expense of $8,000 in 2002.

DEFERRED REVENUE. Deferred revenue is related to the licensing and royalty agreement with Medline Industries and represents amounts received in excess of amounts amortized to royalty income.

TRANSLATION OF FOREIGN CURRENCIES. The functional currency for international operations (primarily Costa Rica) is the U.S. Dollar. Accordingly, such foreign entities translate monetary assets and liabilities at year-end exchange rates, while non-monetary items are translated at historical rates. Revenue and expense accounts are translated at the average rates in effect during the year, except for depreciation and amortization, which are translated at historical rates. Translation adjustments and transaction gains or losses are recognized in the consolidated statement of operations in the year of occurrence.

REVENUE RECOGNITION. The Company recognizes revenue for product sales at the time of shipment when title to the goods transfers and collectibility is reasonably assured. Royalty income is recognized over the period of the licensing and royalty agreement.

FEDERAL INCOME TAXES. The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences of differences between the tax basis of assets and liabilities and the financial reporting basis. Valuation allowances are provided against net deferred tax assets when it is more likely than not, based on available evidence, that assets may not be realized.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Certain laboratory and test equipment determined to have alternative future uses in other research and development activities has been capitalized and is depreciated as research and development expense over the life of the equipment.

ADVERTISING. Advertising expense is charged to operations in the year in which such costs are incurred. Advertising expense has not been significant for 2000, 2001 or 2002.

STOCK-BASED COMPENSATION. The Company accounts for employee stock options in accordance with Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and Financial Accounting Standards Board Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25.* Under APB 25, the Company recognizes no compensation expense related to employee or director stock options when options are granted with exercise prices at the estimated fair value of the stock on the date of grant, as determined by the Board of Directors.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (FAS1 123), *Accounting for Stock-Based Compensation* and Statement of Financial Accounting Standards No. 148 (FAS 148), *Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123.* Under the provisions of FAS 123, pro forma compensation expense related to options issued to employees and directors is disclosed based on the fair value of options on the grant date.

The following table (in thousands) illustrates the effect on net loss if the Company had applied the fair value recognition provision of FAS 123 to stock based compensation:

	2000	2001	2002
Net income (loss) (in thousands)			
As reported	$(3,476)	$ 378	$(3,378)
Less: Stock-based compensation expense determined under fair value-based method	(1,174)	(461)	(331)
Pro forma	$(4,650)	$ (83)	$(3,709)
Net income (loss) per share:			
As reported	$ (0.36)	$ 0.04	$ (0.34)
Pro forma	$ (0.49)	$(0.01)	$ (0.38)

Because options vest over a period of several years and additional awards are generally made each year, the pro forma information presented above is not necessarily indicative of the effects on reported or pro forma net earnings or losses for future years.

The Company follows the provisions of FAS 123 and Emerging Issues Task Force No. 96-19, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Connection with Selling Goods or Services,* for equity instruments granted to non-employees. The Company expenses the fair value of these equity instruments over the respective vesting term.

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is based on the weighted average number of shares of common stock outstanding during the year. Diluted net income (loss) per share includes the effects of options, warrants and convertible securities unless the effect is antidilutive.

USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

NEW PRONOUNCEMENTS. In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company does not anticipate any impact on the results of operations or financial position from the adoption of SFAS 146.

NOTE THREE. INVENTORIES

The following summarizes the components of inventory at December 31, 2001 and 2002, in thousands:

	2001	2002
Raw materials and supplies	$2,041	$1,776
Work-in-process	910	624
Finished goods	2,387	1,933
Total	$5,338	$4,333

The inventory balances are net of $516,000 and $632,000 of reserves for obsolete and slow moving inventory at December 31, 2001 and 2002, respectively.

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NOTE FOUR. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at December 31, 2001 and 2002, in thousands:

	2001	2002	Estimated Useful Lives
Land and improvements	$ 1,391	$1,391	
Buildings and improvements	8,618	8,984	7 to 25 years
Furniture and fixtures	603	593	4 to 8 years
Machinery and equipment	7,800	8,094	3 to 10 years
Leasehold improvements	783	782	1 to 3 years
Equipment under capital leases	114	197	4 years
Total	19,309	20,041	
Less accumulated depreciation and amortization	8,905	9,976	
Property, plant and equipment, net	$10,404	$10,065	

The net book value of property, plant and equipment in Costa Rica at December 31, 2001 and 2002 was $3,847,000 and $3,716,000, respectively.

NOTE FIVE. ACCRUED LIABILITIES

The following summarizes significant components of accrued liabilities at December 31, 2001 and 2002, in thousands:

	2001	2002
Accrued payroll	$270	$343
Accrued insurance	81	81
Accrued taxes	230	278
Accrued professional fees	70	247
Other	233	307
Total	$884	$1,256

NOTE SIX. LINE OF CREDIT

The Company has a line of credit with a bank that provides for borrowings of up to $3 million based on the level of qualified accounts receivable and inventory. The line of credit is collateralized by accounts receivable and inventory. Borrowings under the line of credit bear interest at the bank's prime rate (4.25% at December 31, 2002 plus 0.5%). The line of credit requires the Company to maintain certain financial ratios and the Company was in compliance with these requirements at December 31, 2002. As of December 31, 2002 there was $1,587,000 outstanding on the credit line with $433,000 credit available for operations.

NOTE SEVEN. LONG-TERM DEBT

Medline advanced the Company $2,000,000 on December 16, 2002. The amount bears interest at 6.5% and will be repaid by reducing each quarterly royalty payment due from Medline through September 2005 by $200,000.

The following summarizes annual maturities at December 31, 2002, in thousands:

2003	$684
2004	734
2005	582
Total	$2,000

NOTE EIGHT. COMMON STOCK

SHARE PURCHASE RIGHTS PLAN. The Company has a share purchase rights plan which provides, among other rights, for the purchase of common stock by existing common stockholders at significantly discounted amounts in the event a person or group acquires or announces the intent to acquire 15% or more of the Company's common stock. The rights expire in 2011 and may be redeemed at any time at the option of the Board of Directors for $.001 per right.

EMPLOYEE STOCK PURCHASE PLAN. The Company has an Employee Stock Purchase Plan under which employees may purchase common stock at a price equal to the lesser of 85% of the market price of the Company's common stock on the last business day preceding the enrollment date (defined as January 1, April 1, July 1 or October 1 of any plan year) or 85% of the market price on the last business day of each month. A maximum of 1,000,000 shares of common stock was reserved for purchase under this Plan. As of December 31, 2002, a total of 625,000 shares had been purchased by employees at prices ranging from $0.77 to $29.54 per share.

STOCK OPTIONS. The Company has an incentive stock option plan which was approved by the shareholders in 1995 under which incentive stock options and nonqualified stock options may be granted to employees, consultants and non-employee directors. Options are granted at a price no less than the market value of the shares on the date of the grant, except for incentive options to employees who own more than 10% of the total voting power of the Company's common stock, which must be granted at a price no less than 110% of the market value. Employee options are normally granted for terms of 10 years. Options granted prior to December 1998 normally vested at the rate of 25% per year beginning on the first anniversary of the grant date. Options granted from December 1998 through March 2001 normally vested at the rate of 33-1/3% per year beginning on the first anniversary of the grant date, but certain options granted in December 1998, 1999 and 2001 were 25%, 50% or 100% vested on the grant date, with the remainder of each option vesting in equal installments on the first, second and third anniversaries of the grant date. Options granted subsequent to March 2001 normally vest at the rate of 50% per year beginning on the first anniversary of the grant date. Options to non-employee directors have terms of ten years and are 100% vested on the grant date. The Company has reserved 2,250,000 shares of common stock for issuance under this plan. As of December 31, 2002, options to purchase 614,000 shares were available for future grants under the plan.

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The following summarizes stock option activity for each of the three years in the period ended December 31, 2002 (shares in thousands):

	Shares	Price Per Share	Weighted Average Exercise Price
Balance, January 1, 2000	1,407	$ 2.06 to $28.75	$4.05
Granted	263	$ 1.31 to $ 2.03	$1.35
Lapsed or canceled	(333)	$ 2.06 to $28.75	$3.35
Exercised	(94)	$ 2.50 to $ 4.81	$2.58
Balance, December 31, 2000	1,243	$ 1.31 to $28.75	$3.78
Granted	345	$ 1.05 to $ 1.37	$1.17
Lapsed or canceled	(215)	$ 1.25 to $27.00	$3.94
Balance, December 31, 2001	1,373	$ 1.05 to $28.75	$3.11
Granted	381	$ 1.05 to $ 1.50	$1.28
Lapsed or canceled	(227)	$ 1.05 to $12.75	$3.62
Exercised	(10)	$ 1.31 to $ 2.06	$1.38
Balance, December 31, 2002	1,517	$ 1.05 to $28.75	$2.58
Options exercisable at December 31, 2000	605	$ 2.03 to $28.75	$4.86
Options exercisable at December 31, 2001	902	$ 1.31 to $28.75	$3.78
Options exercisable at December 31, 2002	1,092	$ 1.05 to $28.75	$3.12

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares (In thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares (In thousands)	Weighted Average Exercise Price
$27.00 to $28.75	8	3.4 years	$28.64	8	$28.64
$10.25 to $12.75	5	1.2 years	$11.38	5	$11.38
$ 5.25 to $ 8.25	94	4.2 years	$ 6.74	94	$ 6.74
$ 4.50 to $ 4.81	246	5.2 years	$ 4.79	246	$ 4.79
$ 2.03 to $ 3.63	319	5.6 years	$ 2.38	319	$ 2.38
$ 1.05 to $ 1.50	845	8.9 years	$ 1.25	420	$ 1.31
	1,517	6.4 years	$ 2.58	1,092	$ 3.12

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants to employees in 2000, 2001, and 2002, respectively: risk-free interest rates of 5.99%, 5.09% and 3.00%; expected dividend yields of 0%; expected volatility of 89.3%, 89.7% and 105.2% and expected lives of 10 years for 2000 and 2001 and 5 years for 2002. The weighted average fair values of options granted were $0.85, $0.84 and $1.00 in 2000, 2001, and 2002, respectively.

STOCK WARRANTS. From time to time, the Company has granted warrants to purchase common stock to the Company's research consultants and other persons rendering services to the Company. The exercise price of such warrants was normally the market price or in excess of the market price of the common stock at date of issuance.

The following summarizes warrant activity for each of the years in the period ending December 31, 2002 (shares in thousands):

	Shares	Price Per Share	Weighted Average Exercise Price
Balance, December 31, 2000 and 2001	55	$ 3.50 to $20.13	$ 5.01
Lapsed or canceled	5	$20.13	$20.13
Warrants exercisable at December 31, 2002	50	$ 3.50	$ 3.50

Warrants outstanding at December 31, 2002 had a weighted average remaining contractual life of 1.6 years.

COMMON STOCK RESERVED. At December 31, 2002 the Company had reserved a total of 2,556,000 common shares for future issuance relating to the employee stock purchase plan, stock option plan and stock warrants disclosed above.

NOTE NINE. COMMITMENTS AND CONTINGENCIES

The Company conducts a significant portion of its operations from two office/ warehouse/distribution facilities under operating leases. In addition, the Company leases certain office equipment under operating leases and certain manufacturing and transportation equipment under capital leases. Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments as of December 31, 2002 were as follows, in thousands:

	Capital Leases	Operating Leases
2003	$ 62	$ 738
2004	64	770
2005	62	795
2006	64	778
2007	14	771
Thereafter	34	2,238
Total minimum lease payments	300	$6,090
Amounts representing interest	(53)	
Present value of capital lease obligations	247	
Less current portion of capital lease obligations	(46)	
Obligations under capital lease agreements, excluding the current portion	$201	

Total rental expense under operating leases was $661,000, $666,000 and $667,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

In 2000 the Company expensed $223,000 related to a 1995 commitment to purchase freeze-dried products from Oregon Freeze Dry, Inc. The Company had no further losses related to this commitment.

From time to time in the normal course of business, the Company is party to various matters involving claims or possible litigation. Management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

The Company has outstanding a letter of credit in the amount of $800,000 which is used as security on the lease for the Company's laboratory and warehouse facility. The Company has outstanding a letter of credit in the amount of $100,000 which is used as security on a capital lease for equipment.

NOTE TEN. INCOME TAXES

The tax effects of temporary differences that gave rise to deferred tax assets and deferred tax liabilities at December 31, 2001 and 2002 were as follows, in thousands:

	2001	2002
Net operating loss carryforward	$12,965	$ 14,282
Research and development and other credits	478	254
Property, plant and equipment	340	333
Inventory	394	399
Other, net	78	92
Bad debt reserve	452	448
Deferred income	524	653
ACI stock valuation	204	204
Accrued liability	89	93
Less – Valuation allowance	(15,524)	(16,758)
	$ 0	$ 0

The Company has provided a valuation allowance against the entire net deferred tax asset at December 31, 2001 and 2002 due to the uncertainty as to the realization of the asset.

The provision (benefit) for income taxes for the three years in the period ended December 31, 2002 was offset by changes in the valuation reserve.

At December 31, 2002, the Company had net operating loss carryforwards of approximately $42.0 million for federal income tax purposes, which begin to expire in 2003, and research and development tax credit carryforwards of approximately $748,000, which begin to expire in 2003, all of which are available to offset federal income taxes due in future periods. Net operating loss carryforwards of $3.2 million expired during the year ended December 31, 2002 and $1.5 million will expire in the year ended December 31, 2003. The Company has approximately $28,000 in alternative minimum tax credits which do not expire.

NOTE ELEVEN. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company's customers are not concentrated in any specific geographic region but are concentrated in the health care industry. Significant sales were made to three customers. Owens & Minor accounted for 10% of the Company's net sales in 2001. Sales to Mannatech, Inc., accounted for 38%, 30%, and 35% of the Company's net sales in 2000, 2001 and 2002, respectively. Accounts receivable from Mannatech represented 53% of gross accounts receivable at December 31, 2002. Sales to Medline Industries, Inc., accounted for 35% and 34% of the Company's sales during 2001 and 2002, respectively. Accounts receivable from Medline represented 25% of the Company's gross accounts receivable at December 31, 2002. The Company performs ongoing credit evaluations of its customers' financial condition and establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers and historical trends and other information.

NOTE TWELVE. NET INCOME (LOSS) PER SHARE

Basic net income (loss) available to common shareholders per share was computed by dividing net income (loss) by the weighted average number of common shares outstanding.

In calculating the diluted net income (loss) available to common shareholders per share for the three years ended 2002, no effect was given to options or warrants, because the effect of including these securities would have been antidilutive. In 2001 all options and warrants had exercise prices which exceeded the average market price of the common stock during the year.

NOTE THIRTEEN. REPORTABLE SEGMENTS

The Company operates in two reportable segments: human and veterinary products sold through its Medical Services Division and Caraloe, Inc., a consumer products subsidiary, which sells bulk raw materials, consumer beverages and nutritional and skin care products. Caraloe also provides product development and manufacturing services to Customers in the cosmetic, nutraceutical and medical markets.

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies (Note Two).

Corporate income (loss) before income taxes set forth in the following table includes research and development expenses which were related to the development of pharmaceutical products not associated with the reporting segments. Assets which are used in more than one segment are reported in the segment where the predominant use occurs. The Company's production facility in Costa Rica, which provides bulk ingredients for all segments, and total cash for the Company are included in the Corporate Assets figure.

Reportable Segments (in thousands)

	Medical Services	Caraloe, Inc.	Corporate	Total
2001				
Sales to unaffiliated customers	$10,400	$7,194	$ –	$17,594
Income(loss) before income taxes	1,333	1,121	(2,076)	378
Identifiable assets	12,481	1,420	7,316	21,217
Capital expenditures	–	–	1,132	1,132
Depreciation and amortization	586	–	464	1,050
2002				
Sales to unaffiliated customers	$8,394	$9,647	$ –	$18,041
Income(loss) before income taxes	(10)	(552)	(2,916)	(3,378)
Identifiable assets	15,006	1,960	5,193	22,159
Capital expenditures	–	–	378	378
Depreciation and amortization	634	–	453	1,087

NOTE FOURTEEN. RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company had a 23% interest in a company which was formed in 1998 to acquire and develop a 5,000-acre tract of land in Costa Rica to be used for the production of *Aloe vera* L. leaves, the Company's primary raw material. The Company's initial investment was written off in 1998 and no additional investments have been made or are expected to be made. The Company is accounting for its investment on the cost basis. The Company purchases *Aloe vera* L. leaves from this company at prices the Company believes are competitive with other sources. Such purchases totaled $417,000, $450,000 and $468,000 in 2000, 2001 and 2002, respectively.

NOTE FIFTEEN: SUBSEQUENT EVENT

In March 2003 the Company received a loan of $500,000 from Bancredito, a Costa Rica bank, with interest and principal to be repaid in monthly installments over eight years. The interest rate on the loan is U.S. Prime Rate plus 2.0%. The loan is secured by a mortgage on an unused, 164-acre parcel of land owned by the Company in Costa Rica plus a lien on specified oral patch production equipment. The proceeds of the loan will be used in the Company's operations.

NOTE SIXTEEN. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

The unaudited selected quarterly financial data below reflect the fiscal years ended December 31, 2001 and 2002, respectively.

(Amounts in thousands, except shares and per share amounts)

2001	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$4,657	$4,330	$4,381	$4,226
Gross profit	2,000	1,866	2,040	1,885
Net income	226	60	77	15[(1)]
Diluted income per share	$0.02	$0.01	$0.01	$0.00
Weighted average common shares	9,728,000	9,734,000	9,747,000	9,809,000

2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$3,736	$4,346	$5,093	$4,866
Gross profit	1,145	1,472	2,042	1,643
Net loss	(1,042)	(858)	(541)	(937)
Diluted loss per share	$(0.11)	$(0.09)	$(0.05)	$(0.09)
Weighted average common shares	9,819,000	9,849,000	9,908,000	9,944,000

(1) The fourth-quarter results benefited from a one-time gain of $326,000, partially reversing a charge taken earlier in the year as a pricing reserve related to a strategic sales and marketing partnership. Fourth-quarter and full-year results benefited from a one-time gain of $211,000 from adjustments to state tax liabilities booked in prior periods.

Financial Statement Schedule
Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions: Charged to Cost and Expenses	Additions: Charged to Other Accounts	Deductions	Balance at End of Period
2000					
Bad debt reserve	$ 304	$ 116	$ –	$ 322	$ 98
Inventory reserve	430	316	–	304	441
Rebates	340	4,508	–	4,576	272
Reserve for ACI and Aloe & Herbs non-current notes and investments included in other assets	1,292	–	–	27	1,265
Oregon Freeze Dry, Inc.	699	223	–	922	–
2001					
Bad debt reserve	$ 98	$ 55	$ –	$ 53	$ 100
Inventory reserve	441	91	–	16	516
Rebates	272	–	–	272	–
Reserve for ACI and Aloe & Herbs non-current notes and investments included in other assets	1,265	–	–	31	1,228
2002					
Bad debt reserve	$ 100	$ 38	$ –	$ 28	$ 110
Inventory reserve	516	135	–	19	632
Reserve for ACI and Aloe & Herbs non-current notes and investments included in other assets	1,228	–	–	19	1,209

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REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Carrington Laboratories, Inc.

We have audited the accompanying consolidated balance sheets of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at item 15(a) for the same periods. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Carrington Laboratories, Inc. and subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



Ernst & Young LLP

Dallas, Texas
February 28, 2003, except for Note Fifteen
as to which the date is March 10, 2003

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARRINGTON LABORATORIES, INC.

Date: March 27, 2003

By: /s/ Carlton E. Turner
Carlton E. Turner, Ph.D.,D.Sc.
and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Carlton E. Turner Carlton E. Turner, Ph.D., D.Sc.	President, Chief Executive Officer and Director (principal executive officer)	March 27, 2003
/s/ Robert W. Schnitzius Robert W. Schnitzius	Vice President and Chief Financial Officer (principal financial and account officer)	March 27, 2003
/s/ R. Dale Bowerman R. Dale Bowerman	Director	March 27, 2003
/s/ George DeMott George DeMott	Director	March 27, 2003
/s/ Thomas J. Marquez Thomas J. Marquez	Director	March 27, 2003
/s/ Selvi Vescovi Selvi Vescovi	Director	March 27, 2003

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CORPORATE INFORMATION

Directors
George DeMott
Chairman of the Board
Selvi Vescovi
Chairman of the Executive Committee
R. Dale Bowerman
Thomas J. Marquez
Carlton E. Turner, Ph.D., D.Sc.

Officers
Carlton E. Turner, Ph.D., D.Sc.
President and Chief Executive Officer
Kenneth M. Yates, D.V.M.
President, DelSite Biotechnologies, Inc.
Robert W. Schnitzius
Vice President and Chief Financial Officer, Treasurer and Secretary
Sheri Smith, R.N., Ph.D., C.E.T.N.
Vice President, Medical Services

Executive Offices
2001 Walnut Hill Lane
Irving, Texas 75038
Telephone: (972) 518-1300

Mailing Address
P.O. Box 168128
Irving, Texas 75016-8128

Transfer Agent and Registrar
American Stock Transfer & Trust Company
New York, New York

Auditors
Ernst & Young LLP
Dallas, Texas

Legal Counsel
Thompson & Knight, P.C.
Dallas, Texas

Annual Meeting
The Annual Meeting of Shareholders will be held on Thursday, May 8, 2003, at 8:30 am Central Time at the Las Colinas Country Club, 4900 North O'Connor Road, Irving, Texas 75062. Telephone: (972) 541-1142

Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, is available without charge upon written request directed to Robert W. Schnitzius, Carrington Laboratories, Inc., P.O. Box 168128, Irving, Texas 75016-8128.

Stock Data
At March 11, 2003, there were 972 holders of record (including brokerage firms and other nominees) of common stock.

The Company has not paid any cash dividends on the common stock and presently intends to retain all earnings for use in its operations. Any decision by the Board of Directors of the Company to pay cash dividends in the future will depend upon, among other factors, the Company's earnings, financial condition and capital requirements.

The common stock of the Company is traded on the NASDAQ National Market under the symbol CARN. The following table sets forth high and low closing prices for each of the periods indicated.

	High	Low
Fiscal 2001		
First Quarter	$1.38	$1.03
Second Quarter	1.68	1.00
Third Quarter	1.40	0.88
Fourth Quarter	1.15	0.84
Fiscal 2002		
First Quarter	$3.25	$1.07
Second Quarter	1.98	1.20
Third Quarter	1.33	0.95
Fourth Quarter	1.11	0.71

CARRINGTON LABORATORIES, INC.
2001 WALNUT HILL LANE
IRVING, TEXAS 75038
972.518.1300

www.carringtonlabs.com
www.aloevera.com
www.manapol.com
www.woundcare.com
www.delsite.com

Carrington Laboratories helps preserve the
natural resources and rain forest in Costa Rica.

